Management’s Discussion and Analysis
for the three months ended December 31, 2018

1.     HIGHLIGHTS
RESTATEMENT OF COMPARATIVES
Effective April 1, 2018 we implemented IFRS 15, Revenue from contracts with customers. Comparative figures provided for each quarter of the year ended March 31, 2018 have been restated to reflect the adoption of this accounting standard. The adjustments to our consolidated statements of financial position and income statement as a result of the adoption of IFRS 15 are discussed further in Changes in accounting policies.
FINANCIAL
THIRD QUARTER OF FISCAL 20191

(amounts in millions, except per share amounts, ROCE and book-to-sales)		Q3-2019	Q3-2018	Variance $	Variance %
Income Statement
Revenue		$816.3	$828.2	$(11.9)	(1%)
Segment operating income (SOI)[1]		$113.0	$151.2	$(38.2)	(25%)
SOI before the impact of the net gain on a strategic transaction
related to our Asian joint venture		$113.0	$147.2	$(34.2)	(23%)
Net income attributable to equity holders of the Company		$77.6	$143.8	$(66.2)	(46%)
Basic earnings per share (EPS)		$0.29	$0.54	$(0.25)	(46%)
Diluted earnings per share		$0.29	$0.53	$(0.24)	(45%)
EPS before the impacts of U.S. tax reform and net gain on a
strategic transaction related to our Asian joint venture		$0.29	$0.38	$(0.09)	(24%)
Cash Flows
Free cash flow[1]		$155.1	$146.0	$9.1	6%
Net cash provided by operating activities		$217.6	$187.6	$30.0	16%
Financial Position
Capital employed[1]		$3,354.5	$2,846.8	$507.7	18%
Non-cash working capital[1]		$62.4	$125.9	$(63.5)	(50%)
Net debt[1]		$985.7	$711.6	$274.1	39%
Return on capital employed (ROCE)[1]	%	11.7%	13.9
ROCE before the impacts of U.S. tax reform and net gains on
strategic transactions related to our Asian joint ventures	%	11.7%	11.9
Backlog
Total backlog[1]		$8,964.6	$7,534.9	$1,429.7	19%
Order intake[1]		$882.1	$1,222.8	$(340.7)	(28%)
Book-to-sales ratio[1]		1.08	1.48
Book-to-sales ratio for the last 12 months		1.19

FISCAL 2019 YEAR TO DATE

(amounts in millions, except per share amounts)		Q3-2019	Q3-2018	Variance $	Variance %
Income Statement
Revenue		$2,282.1	$2,102.6	$179.5	9%
Segment operating income		$310.2	$345.3	$(35.1)	(10%)
SOI before the impact of the net gains on strategic transactions
related to our Asian joint ventures		$310.2	$327.0	$(16.8)	(5%)
Net income attributable to equity holders of the Company		$207.7	$263.7	$(56.0)	(21%)
Basic earnings per share		$0.78	$0.98	$(0.20)	(20%)
Diluted earnings per share		$0.77	$0.98	$(0.21)	(21%)
EPS before the impacts of U.S. tax reform and net gains on
strategic transactions related to our Asian joint ventures		$0.77	$0.80	$(0.03)	(4%)
Cash Flows
Free cash flow		$207.0	$171.6	$35.4	21%
Net cash provided by operating activities		$364.1	$265.5	$98.6	37%
1 Non-GAAP and other financial measures (see Section 5).

CAE Third Quarter Report 2019 I 1

Management’s Discussion and Analysis

BUSINESS COMBINATION

–	On November 8, 2018, we announced that we have agreed to acquire Bombardier’s Business Aircraft Training (BAT) Business for a consideration of US $645 million, before liabilities assumed.

OTHER

–
On November 8, 2018, we agreed to monetize our future royalty obligations under an Authorized Training Provider (ATP) agreement with Bombardier and extend this agreement to 2038. In December 2018, we concluded the monetization transaction which resulted in a cash outlay of $202.7 million [US $155.0 million];

–
In December 2018, we entered into an agreement to issue a series of unsecured senior notes of US $550.0 million through a private placement to fund the Bombardier BAT acquisition and to refinance other existing obligations. We also entered into term loans in an aggregate amount of US $150.0 million.

EVENT AFTER THE REPORTING PERIOD

–
On January 30, 2019, we acquired Avianca’s 50% participation in the recently formed training joint venture, including Avianca’s training assets, as part of an exclusive 15-year training outsourcing agreement.

2.     INTRODUCTION
 In this report, we, us, our, CAE and Company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:

–	This year and 2019 mean the fiscal year ending March 31, 2019;

–	Last year, prior year and a year ago mean the fiscal year ended March 31, 2018;

–	Dollar amounts are in Canadian dollars.

This report was prepared as of February 8, 2019, and includes our management’s discussion and analysis (MD&A), unaudited consolidated interim financial statements and notes for the third quarter ended December 31, 2018. We have prepared it to help you understand our business, performance and financial condition for the third quarter of fiscal 2019. Except as otherwise indicated, all financial information has been reported in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, and based on unaudited figures.

For additional information, please refer to our unaudited consolidated interim financial statements for the quarter ended December 31, 2018, and our annual audited consolidated financial statements, which you will find in our financial report for the year ended March 31, 2018. The MD&A section of our 2018 financial report also provides you with a view of CAE as seen through the eyes of management and helps you understand the company from a variety of perspectives:

–	Our mission;

–	Our vision;

–	Our strategy;

–	Our operations;

–	Foreign exchange;

–	Non-GAAP and other financial measures;

–	Consolidated results;

–	Results by segment;

–	Consolidated cash movements and liquidity;

–	Consolidated financial position;

–	Business combinations;

–	Business risk and uncertainty;

–	Related party transactions;

–	Changes in accounting policies;

–	Controls and procedures;

–	Oversight role of the Audit Committee and Board of Directors.

You will find our most recent financial report and Annual Information Form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. Holders of CAE’s securities may also request a printed copy of the Company’s consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

ABOUT MATERIAL INFORMATION
This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:

–	It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or;

–	It is quite likely that a reasonable investor would consider the information to be important in making an investment decision.

2 I CAE Third Quarter Report 2019

Management’s Discussion and Analysis

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This report includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, capital spending, expansions and new initiatives, financial obligations and expected sales. Forward-looking statements normally contain words like believe, expect, anticipate, plan, intend, continue, estimate, may, will, should, strategy, future and similar expressions. By their nature, forward‑looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate.

Important risks that could cause such differences include, but are not limited to, risks relating to the industry such as competition, level and timing of defence spending, government-funded defence and security programs, constraints within the civil aviation industry, regulatory rules and compliance, risks relating to CAE such as product evolution, research and development activities, fixed-price and long‑term supply contracts, strategic partnerships and long-term contracts, procurement and original equipment manufacturer (OEM) leverage, warranty or other product-related claims, product integration and program management, protection of our intellectual property, third-party intellectual property, loss of key personnel, labour relations, environmental matters, claims arising from casualty losses, integration of acquired businesses, our ability to penetrate new markets, U.S. foreign ownership, control or influence mitigation measures, length of sales cycle, seasonality, continued returns to shareholders, information technology systems including cybersecurity risk, data privacy risk and our reliance on technology and third-party providers and risks relating to the market such as foreign exchange, availability of capital, pension plan funding, doing business in foreign countries including corruption risk, political instability and income tax laws. Additionally, differences could arise because of events announced or completed after the date of this report. You will find more information about the risks and uncertainties affecting our business in our 2018 financial report. We caution readers that the risks described above are not necessarily the only ones we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this report are expressly qualified by this cautionary statement.

3.     ABOUT CAE
3.1       Who we are

CAE is a global leader in training for the civil aviation, defence and security, and healthcare markets. Backed by a record of more than 70 years of industry firsts, we continue to help define global training standards with our innovative virtual-to-live training solutions to make flying safer, maintain defence force readiness and enhance patient safety. We have the broadest global presence in the industry, with over 9,000 employees, 160 sites and training locations in over 35 countries. Each year, we train more than 220,000 civil and defence crewmembers, including more than 135,000 pilots, and thousands of healthcare professionals worldwide.

CAE’s common shares are listed on the Toronto and New York stock exchanges under the symbol CAE.
3.2       Our mission

Through the training we provide, our mission is to make air travel safer, defence forces mission ready and medical personnel better able to save lives.
3.3       Our vision

Our vision is to be the recognized global training partner of choice to enhance safety, efficiency and readiness.
3.4       Our strategy
We address safety, efficiency and readiness for customers in three core markets: civil aviation, defence and security, and healthcare.

We are a unique, pure-play training company with a proven record, of more than 70 years, of commitment to our customers’ long-term training needs.

We offer the most innovative and broadest range of comprehensive training solutions across a global network by incorporating a combination of live training on actual platforms, virtual training in simulators and extended reality applications, and constructive training using computer-generated simulations. Our strategic imperatives focus on the protection of our leadership position and growing at a superior rate than the underlying markets.

CAE Third Quarter Report 2019 I 3

Management’s Discussion and Analysis

Six pillars of strength
We believe there are six fundamental strengths that underpin our strategy and position us well for sustainable long-term growth:

–	High degree of recurring business;

–	Strong competitive moat;

–	Headroom in large markets;

–	Underlying secular tailwinds;

–	Potential for superior returns;

–	Culture of innovation.

High degree of recurring business
We operate in highly regulated industries with mandatory and recurring training requirements for maintaining professional certifications. Approximately 60% of our business is derived from the provision of services, which is an important source of our recurring business, and largely involves long-term agreements with many airlines, business aircraft operators and defence forces.

Strong competitive moat
Our global training network, unique end-to-end cadet to captain training solutions, digitally-enabled training systems, training systems integrator expertise, unrivaled customer intimacy and strong, recognizable brand further strengthen our competitive moat.

Headroom in large markets
We provide innovative training solutions to customers in large addressable markets in civil aviation, defence and security and healthcare. Significant untapped market opportunities exist in these three core businesses, with substantial headroom to grow our market share over the long-term.

Underlying secular tailwinds
The civil aviation and defence sectors are enjoying strong tailwinds. Air passenger traffic and defence budgets are expected to continue to increase globally over the next 10 years.

Potential for superior returns
Our rising proportion of revenue from training services provides potential for lower amplitude cyclicality as training is largely driven by the training requirements of the installed fleet. In addition, we leverage our leading market position to deepen and expand our customer relationships. We see opportunity to further utilize our training network and generate more revenue from existing assets and to deploy new assets with accretive returns.

Culture of innovation
We derive significant competitive advantage as an innovative leader in simulation products and training solutions. In collaboration with our customers, we design and deliver the industry's most sophisticated training systems, employing the latest in simulation, extended reality and digital technologies, which are shaping the future of training.

3.5       Our operations

We provide integrated training solutions to three markets globally:

–
The civil aviation market includes major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, aircraft manufacturers, third-party training centres, flight training organizations, maintenance repair and overhaul organizations (MROs) and aircraft finance leasing companies;

–	The defence and security market includes defence forces, OEMs, government agencies and public safety organizations worldwide;

–	The healthcare market includes hospital and university simulation centres, medical and nursing schools, paramedic organizations, defence forces, medical societies and OEMs.

CIVIL AVIATION MARKET
We provide comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a complete range of flight simulation training devices, as well as ab initio pilot training and crew sourcing services.

We have the unique capability and global scale to address the total lifecycle needs of the professional pilot, from cadet to captain, with our comprehensive aviation training solutions. We are the world’s largest provider of commercial aviation training services and the second largest in business aviation training services. Our deep industry experience and thought leadership, large installed base, strong relationships and reputation as a trusted partner, enable us to access a broader share of the market than any other company in our industry. We provide aviation training services in more than 30 countries and through our broad global network of more than 50 training centres, we serve all sectors of civil aviation including airlines and other commercial, business and helicopter aviation operators.

4 I CAE Third Quarter Report 2019

Management’s Discussion and Analysis

Among our thousands of customers, we have long-term training centre operations and training services agreements and joint ventures with approximately 40 major airlines and aircraft operators around the world. Our range of training solutions includes products and services offerings for pilot, cabin crew and aircraft maintenance technician training, training centre operations, curriculum development, courseware solutions and consulting services. We currently operate 266 full-flight simulators (FFSs), including those operating in our joint ventures. We offer industry-leading technology, and we are shaping the future of training through innovations such as our next generation training systems, including CAE Real-time Insights and Standardized Evaluations (CAE RiseTM), which improves training quality, objectivity and efficiency through the integration of untapped flight and simulator data-driven insights into training. In the formation of new pilots, CAE operates the largest ab initio flight training network in the world. In resource management, CAE is the global market leader in the provision of flight crew and technical personnel to airlines, aircraft leasing companies, manufacturers and MRO companies worldwide.

Quality, fidelity, reliability and innovation are hallmarks of the CAE brand in flight simulation and we are the world leader in the development of civil flight simulators. We continuously innovate our processes and lead the market in the design, manufacture and integration of civil FFSs for major and regional commercial airlines, third-party training centres and OEMs. We have established a wealth of experience in developing first-to-market simulators for more than 35 types of aircraft models. Our flight simulation equipment, including FFSs, are designed to meet the rigorous demands of their long and active service lives, often spanning several decades of continuous use. Our global reach enables us to provide best-in-class support services such as real-time, remote monitoring and also enables us to leverage our extensive worldwide network of spare parts and service teams.

Demand for trained aviation professionals is driven by air traffic growth, pilot retirements and the increase in active aircraft fleets. As the global economies and airline fleets continue to expand, so does the demand for qualified airline personnel and, in turn, demand for comprehensive training solutions:

–
In commercial aviation, the aerospace industry’s widely held expectation is that long-term average growth for air travel will continue at 3.6% annually over the next decade. For calendar 2018, passenger traffic increased by 6.5% compared to calendar 2017. Passenger traffic in Asia grew by 8.6% while Europe, Latin America, North America and the Middle East increased by 6.6%, 6.2%, 5.0% and 4.0% respectively;

–
In business aviation, training demand is closely aligned to business jet travel. According to the Federal Aviation Administration (FAA), the total number of business jet flights, which includes all domestic and international flights, was up with 0.8% growth over the past 12 months. Similarly, according to Eurocontrol, the European Organisation for the Safety of Air Navigation, the total number of business aviation flights in Europe has improved by 0.6%;

–
The global active commercial aircraft fleet is widely expected to grow at an approximate average rate of 3.5% annually over the next two decades. From December 2017 to December 2018, the global commercial aircraft fleet increased by 5.8%, growing by 8.6% in Asia Pacific, 5.4% in Europe, the Middle East and Africa and by 3.9% in the Americas.

Market drivers
Demand for training solutions in the civil aviation market is driven by the following:

–	Pilot training and certification regulations;

–	Safety and efficiency imperatives of commercial airline and business aircraft operators;

–	Expected long-term global growth in air travel;

–	Growing active fleet of commercial and business aircraft;

–	Demand for trained aviation professionals.
DEFENCE AND SECURITY MARKET
We are a training systems integrator for defence forces across the air, land and naval domains, and for government organizations responsible for public safety.

We are a global leader in the development and delivery of integrated live, virtual and constructive (iLVC) training solutions for defence forces. Most militaries use a combination of live training on actual platforms, virtual training in simulators, and constructive training using computer-generated simulations. CAE is skilled and experienced as a training systems integrator capable of helping defence forces achieve an optimal balance of iLVC training to achieve mission readiness. Our expertise in training spans a broad variety of aircraft, including fighters, helicopters, trainer aircraft, maritime patrol, tanker/transport aircraft and remotely piloted aircraft, also called unmanned aerial systems. Increasingly, we are leveraging our training systems integration capabilities in the naval domain to provide naval training solutions, as evidenced by the program to provide the United Arab Emirates (UAE) Navy with a comprehensive Naval Training Centre. We offer training solutions for land forces, including a range of driver, gunnery and maintenance trainers for tanks and armoured fighting vehicles as well as constructive simulation for command and staff training. We also offer training solutions to government organizations for emergency and disaster management. In fiscal 2018, we established CAE USA Mission Solutions Inc., a subsidiary of CAE USA to pursue and execute higher‑level security programs.

CAE Third Quarter Report 2019 I 5

Management’s Discussion and Analysis

Defence forces seek to increasingly leverage virtual training and balance their training approach between live, virtual and constructive domains to achieve maximum readiness and efficiency. We pursue programs requiring the integration of live, virtual and constructive training which tend to be larger in size than programs involving only one of the three training domains. We are a first-tier training systems integrator and uniquely positioned to offer our customers a comprehensive range of innovative iLVC solutions, ranging from academic, virtual and live training to immersive, networked mission rehearsal in a synthetic environment. Our solutions typically include a combination of training services, products and software tools designed to cost-effectively maintain and enhance safety, efficiency, mission readiness and decision-making capabilities. We have a wealth of experience delivering and operating outsourced training solutions with facilities that are government-owned government-operated; government-owned contractor-operated; or contractor-owned contractor-operated. We offer training needs analysis; instructional systems design; learning management information systems; purpose-built facilities; state‑of‑the‑art synthetic training equipment; curriculum and courseware development; digital and advanced learning technologies; classroom, simulator, and live flying instruction; maintenance and logistics support; lifecycle support and technology insertion; and financing alternatives.

We have delivered simulation products and training systems to approximately 50 defence forces in over 35 countries. We provide training support services such as contractor logistics support, maintenance services, classroom instruction and simulator training at over 90 sites around the world, including our joint venture operations. We also support live flying training, such as the live training delivered as part of the NATO Flying Training in Canada and the U.S. Army Fixed-Wing Flight Training programs, as we help our customers achieve an optimal balance across their training enterprise.

Market drivers
Demand for training solutions in the defence and security markets is driven by the following:

–	Growing defence budgets;

–	Attractiveness of outsourcing training and maintenance services;

–	Desire to integrate training systems to achieve efficiencies and enhanced preparedness;

–	Need for synthetic training to conduct integrated, networked mission training, including joint and coalition forces training;

–	Explicit desire of governments and defence forces to increase the use of synthetic training;

–	Installed base of enduring defence platforms and new customers;

–	Relationships with OEMs for simulation and training.
HEALTHCARE MARKET
We design and manufacture simulators, audiovisual and simulation centre management solutions, develop courseware and offer services for training of medical, nursing and allied healthcare students as well as healthcare providers worldwide.

Simulation-based training is one of the most effective ways to prepare healthcare practitioners to care for patients and respond to critical situations while reducing medical errors. We are leveraging our experience and best practices in simulation-based aviation training to deliver innovative solutions to improve the safety and efficiency in the delivery of patient care. The healthcare simulation market is expanding, with simulation centres becoming increasingly more prevalent in nursing and medical schools.

We offer the broadest and most innovative portfolio of medical simulation products and services, including patient, ultrasound and interventional (surgical) simulators, audiovisual and simulation centre management solutions, and courseware for simulation-based healthcare education and training. We have sold simulators to customers in approximately 90 countries that are currently supported by our global network. We are a leader in patient simulators which are based on advanced models of human physiology that realistically mimic human responses to clinical interventions. For example, our high-fidelity childbirth simulator, Lucina, was designed to offer exceptional realism for simulated scenarios of both normal deliveries and rare maternal emergencies. Last year, we introduced the CAE Juno clinical skills manikin for nurse education. It enables nursing programs to adapt to the decreased access to live patients due to the complex conditions of hospital patients and the liability concerns in healthcare. In June of this year, we announced the launch of our new CAE Ares emergency care manikin that was designed for advanced life support and American Heart Association (AHA) training. With these two mid-fidelity manikins, we are providing some of the industry's most innovative learning tools to healthcare academic institutes, which represent the largest segment of the healthcare simulation market. We continue to push the boundaries of technology and we were the first to bring a commercial Microsoft HoloLens mixed reality application to the medical simulation market. We continue to integrate augmented and virtual reality into our advanced software platforms to deliver custom training solutions and ground-breaking products.

Through our Healthcare Academy, we deliver peer-to-peer training at customer sites as well as in our training centres in the U.S., U.K., Germany and Canada. Our Healthcare Academy includes more than 50 adjunct faculty consisting of nurses, physicians, paramedics and sonographers who, in collaboration with leading healthcare institutions, have developed more than 500 Simulated Clinical Experience courseware packages for our customers.

6 I CAE Third Quarter Report 2019

Management’s Discussion and Analysis

We offer turnkey solutions, project management and professional services for healthcare simulation programs. We also collaborate with medical device companies and scientific societies to develop innovative and custom training solutions. Since September 2017, in collaboration with the American Society of Anesthesiologists (ASA), we have released the first three modules for Anesthesia SimSTAT, a virtual healthcare training environment for practicing physicians. This new platform provides continuing medical education for Maintenance of Certification in Anesthesiology (MOCA) and has allowed us to expand access to simulation-based clinical training among the anesthesia community. Furthermore, through industry partnerships with medical device companies, we have developed a specialized interventional simulator to train physicians to implant a new generation of pacemakers as well as a modular, portable catheterization laboratory interventional simulator, CAE CathLabVR, which was introduced to the cardiac simulation community in September 2018. In January 2018, we announced that in collaboration with the AHA, we will establish a network of International Training Sites to deliver lifesaving AHA courses in countries that are currently underserved. The first authorized site operated by CAE Healthcare has opened within the CAE Brunei Multi-Purpose Training Centre in Brunei Darussalam.

Market drivers
Demand for our simulation products and services in the healthcare market is driven by the following:

–	Limited access to live patients during training;

–	Medical technology revolution;

–	Broader adoption of simulation, with a demand for innovative and custom training approaches;

–	Growing emphasis on patient safety and outcomes.

You will find more information about our operations in our 2018 financial report, AIF or our Annual Activity and Corporate Social Responsibility Report.

4.     FOREIGN EXCHANGE

We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by IFRS.

The tables below show the variations of the closing and average exchange rates for our three main operating currencies.

We used the closing foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at the end of each of the following periods:

	December 31	September 30	Increase /	March 31	Increase /
	2018	2018	(decrease)	2018	(decrease)
U.S. dollar (US$ or USD)	1.36	1.29	5%	1.29	5%
Euro (€ or EUR)	1.56	1.50	4%	1.59	(2%)
British pound (£ or GBP)	1.74	1.69	3%	1.81	(4%)

We used the average quarterly foreign exchange rates below to value our revenues and expenses:

	December 31	September 30	Increase /	December 31	Increase /
	2018	2018	(decrease)	2017	(decrease)
U.S. dollar (US$ or USD)	1.32	1.31	1%	1.27	4%
Euro (€ or EUR)	1.51	1.52	(1%)	1.49	1%
British pound (£ or GBP)	1.70	1.71	(1%)	1.68	1%

The effect of translating the results of our foreign operations into Canadian dollars resulted in an increase in this quarter’s revenue of $12.9 million and an increase in net income of $1.3 million when compared to the third quarter of fiscal 2018. For the first nine months of fiscal 2019, the effect of translating the results of our foreign operations into Canadian dollars resulted in an increase in revenue of $24.6 million and an increase in net income of $3.0 million when compared to the first nine months of fiscal 2018. We calculated this by translating the current quarter foreign currency revenue and net income using the average monthly exchange rates from the prior year’s third quarter and comparing these adjusted amounts to our current quarter reported results.

CAE Third Quarter Report 2019 I 7

Management’s Discussion and Analysis

5.     NON-GAAP AND OTHER FINANCIAL MEASURES
This MD&A includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but may not have a standardized meaning according to GAAP. These measures should not be confused with, or used as an alternative for, performance measures calculated according to GAAP. Furthermore, these non-GAAP measures should not be compared with similarly titled measures provided or used by other companies.
Capital employed
Capital employed
Capital employed is a non-GAAP measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives:
Capital used:

–	For the Company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and the current portion of long-term debt);

–
For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and the current portion of long-term debt, royalty obligations, employee benefit obligations and other non-operating liabilities).

Source of capital:

–	In order to understand our source of capital, we add net debt to total equity.

Return on capital employed (ROCE)
ROCE is used to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking net income attributable to equity holders of the Company excluding net finance expense, after tax, divided by the average capital employed.
Capital expenditures (maintenance and growth) from property, plant and equipment
Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity.

Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.
Earnings per share (EPS) before specific items
Earnings per share before specific items is a non-GAAP measure calculated by excluding the effect of restructuring, integration and acquisition costs and one-time tax items from the diluted earnings per share from continuing operations attributable to equity holders of the Company. The effect per share is obtained by dividing the restructuring, integration and acquisition costs, net of tax, and one-time tax items by the average number of diluted shares. We track it because we believe it provides a better indication of our operating performance on a per share basis and makes it easier to compare across reporting periods.

Free cash flow
Free cash flow is a non-GAAP measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, investment in other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

Gross profit
Gross profit is a non-GAAP measure equivalent to the operating profit excluding research and development expenses, selling, general and administrative expenses, other (gains) losses – net, after tax share in profit of equity accounted investees and restructuring, integration and acquisition costs. We believe it is useful to management and investors in evaluating our ongoing operational performance.
Net debt
Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

Net debt-to-capital is calculated as net debt divided by the sum of total equity plus net debt.

Non-cash working capital
Non-cash working capital is a non-GAAP measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents and assets held for sale) and subtracting current liabilities (not including the current portion of long-term debt and liabilities held for sale).

8 I CAE Third Quarter Report 2019

Management’s Discussion and Analysis

Operating profit
Operating profit is an additional GAAP measure that shows us how we have performed before the effects of certain financing decisions, tax structures and discontinued operations. We track it because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

Order intake and Backlog
Order intake
Order intake is a non-GAAP measure that represents the expected value of orders we have received:

–
For the Civil Aviation Training Solutions segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;

–
For the Defence and Security segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defence and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in order intake when the customer has authorized the contract item and has received funding for it;

–	For the Healthcare segment, order intake is typically converted into revenue within one year, therefore we assume that order intake is equal to revenue.

The book-to-sales ratio is the total orders divided by total revenue in a given period.

Backlog
Total backlog is a non-GAAP measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:

–
Obligated backlog represents the value of our order intake not yet executed and is calculated by adding the order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;

–
Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above;

–
Unfunded backlog represents firm Defence and Security orders we have received but have not yet executed and for which funding authorization has not yet been obtained. Options are included in backlog when there is a high probability of being exercised, but indefinite-delivery/indefinite-quantity contracts are excluded. When an option is exercised, it is considered order intake in that period and it is removed from unfunded backlog and options.

Research and development expenses
Research and development expenses are a financial measure we use to measure the amount of expenditures directly attributable to research and development activities that we have expensed during the period, net of investment tax credits and government contributions.

Simulator equivalent unit (SEU)
SEU is an operating measure we use to show the total average number of FFSs available to generate earnings during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs deployed under this joint venture as a SEU. If a FFS is being powered down and relocated, it will not be included as a SEU until the FFS is re-installed and available to generate earnings.

Total segment operating income (SOI)
Total segment operating income is a non-GAAP measure and is the sum of our key indicator of each segment’s financial performance. Segment operating income gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate total segment operating income by taking the operating profit and excluding the impact of restructuring, integration and acquisition costs.
Utilization rate
Utilization rate is one of the operating measures we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

CAE Third Quarter Report 2019 I 9

Management’s Discussion and Analysis

6.     CONSOLIDATED RESULTS
6.1      Results from operations – third quarter of fiscal 2019

(amounts in millions, except per share amounts)		Q3-2019	Q2-2019	Q1-2019	Q4-2018	Q3-2018
Revenue		$816.3	743.8	722.0	720.9	828.2
Cost of sales		$583.0	542.3	503.3	483.9	572.5
Gross profit[2]		$233.3	201.5	218.7	237.0	255.7
As a % of revenue	%	28.6	27.1	30.3	32.9	30.9
Research and development expenses[2]		$31.1	29.1	31.3	22.8	29.8
Selling, general and administrative expenses		$101.4	87.9	102.7	112.3	98.6
Other gains – net		$(2.5)	(9.4)	(5.2)	(4.3)	(15.1)
After tax share in profit of equity accounted investees		$(9.7)	(4.8)	(8.6)	(11.3)	(8.8)
Operating profit[2]		$113.0	98.7	98.5	117.5	151.2
As a % of revenue	%	13.8	13.3	13.6	16.3	18.3
Finance expense – net		$19.3	19.9	16.0	24.2	17.2
Earnings before income taxes		$93.7	78.8	82.5	93.3	134.0
Income tax expense (recovery)		$14.2	15.2	10.9	7.7	(11.8)
As a % of earnings before income taxes
(income tax rate)%		15	19	13	8	(9)
Net income		$79.5	63.6	71.6	85.6	145.8
Attributable to:
Equity holders of the Company		$77.6	60.7	69.4	82.3	143.8
Non-controlling interests		$1.9	2.9	2.2	3.3	2.0
		$79.5	63.6	71.6	85.6	145.8
EPS attributable to equity holders of the Company
Basic		$0.29	0.23	0.26	0.31	0.54
Diluted		$0.29	0.23	0.26	0.31	0.53
Before U.S. tax reform and net gains on strategic
transactions related to our Asian joint ventures		$0.29	0.23	0.26	0.31	0.38

Revenue was 1% lower than the third quarter of fiscal 2018
Revenue was $11.9 million lower than the third quarter of fiscal 2018. Decreases in revenue were $82.1 million and $0.2 million for Civil Aviation Training Solutions and Healthcare respectively, partially offset by an increase of $70.4 million in Defence and Security.

For the first nine months of fiscal 2019, revenue was $179.5 million higher than the same period last year. Increases in revenue were $126.3 million, $52.4 million and $0.8 million for Defence and Security, Civil Aviation Training Solutions and Healthcare respectively.

You will find more details in Results by segment.

Total segment operating income2 was $38.2 million lower compared to the third quarter of fiscal 2018
Total segment operating income this quarter was $113.0 million, or 13.8% of revenue, compared to $151.2 million or 18.3% of revenue in the third quarter of fiscal 2018. In fiscal 2018, we entered into a strategic joint venture transaction, which resulted in a net gain on the remeasurement of the previously held Asian Aviation Centre of Excellence Sdn. Bhd. (AACE) investment in the third quarter. Excluding this gain, segment operating income would have been $147.2 million or 17.8% of revenue in the third quarter of fiscal 2018.

Total segment operating income was $38.2 million or 25% lower compared to the third quarter of fiscal 2018. Decreases in segment operating income were $32.2 million, $5.1 million and $0.9 million for Civil Aviation Training Solutions, Defence and Security and Healthcare respectively.

2 Non-GAAP and other financial measures (see Section 5).

10 I CAE Third Quarter Report 2019

Management’s Discussion and Analysis

For the first nine months of fiscal 2019, total segment operating income was $310.2 million, or 13.6% of revenue, compared to $345.3 million, or 16.4% of revenue for the same period last year. Excluding the gains from the disposal of our equity interest in the joint venture Zhuhai Xiang Yi Aviation Technology Company Limited (ZFTC) in the second quarter and the remeasurement of our AACE investment, segment operating income would have been $327.0 million or 15.6% of revenue for the first nine months of fiscal 2018.

For the first nine months of fiscal 2019, total segment operating income was $35.1 million or 10% lower compared to the same period last year resulting from decreases of $26.8 million, $6.8 million and $1.5 million for Civil Aviation Training Solutions, Defence and Security and Healthcare respectively.

You will find more details in Results by segment.

Net finance expense was $2.1 million higher than the third quarter of fiscal 2018
The increase compared to the third quarter of fiscal 2018 was mainly due to higher interest on long-term debt and other finance expense.

For the first nine months of fiscal 2019 net finance expense was $55.2 million, $2.2 million higher compared to the same period last year. The increase was due to higher interest on long-term debt and other finance expenses, partially offset by higher finance income.

Income tax rate was 15% this quarter
Income taxes this quarter were $14.2 million, representing an effective tax rate of 15% compared to a negative effective tax rate of 9% for the third quarter of fiscal 2018.

The higher tax rate this quarter compared to the third quarter of fiscal 2018 was mainly due to the adjustment resulting from the enactment of a lower U.S. federal corporate income tax rate and the non-taxable portion of the net gain on the remeasurement of the previously held AACE investment last year, partially offset by the impact of tax audits in Canada this quarter and a change in the mix of income from various jurisdictions.

For the first nine months of fiscal 2019, income taxes were $40.3 million, representing an effective tax rate of 16% compared to 8% for the same period last year.

The higher tax rate for the first nine months of fiscal 2019, compared to the same period last year, was mainly due to the aforementioned items of last year, partially offset by the impact of tax audits in Canada and the sale of our equity interest in the joint venture ZFTC last year.

6.2      Consolidated orders and total backlog3

Total backlog up 3% compared to last quarter

	Three months ended	Nine months ended
(amounts in millions)	December 31, 2018	December 31, 2018

Obligated backlog, beginning of period (restated)	$6,905.5	$6,839.4
+ order intake	882.1	2,557.0
- revenue	(816.3)	(2,282.1)
+ / - adjustments	182.3	39.3
Obligated backlog, end of period	$7,153.6	$7,153.6
Joint venture backlog[3] (all obligated)	414.5	414.5
Unfunded backlog and options[3]	1,396.5	1,396.5
Total backlog	$8,964.6	$8,964.6

The book-to-sales ratio for the quarter was 1.08x. The ratio for the last 12 months was 1.19x.

You will find more details in Results by segment.

3 Non-GAAP and other financial measures (see Section 5).

CAE Third Quarter Report 2019 I 11

Management’s Discussion and Analysis

7.     RESULTS BY SEGMENT
We manage our business and report our results in three segments:

–	Civil Aviation Training Solutions;

–	Defence and Security;

–	Healthcare.

The method used for the allocation of assets jointly used by the operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales.

Unless otherwise indicated, elements within our segment revenue and segment operating income analysis are presented in order of magnitude.

KEY PERFORMANCE INDICATORS

Segment operating income

(amounts in millions, except operating margins)		Q3-2019	Q2-2019	Q1-2019	Q4-2018	Q3-2018

Civil Aviation Training Solutions		$87.2	63.3	78.3	74.5	119.4
	%	19.0	16.1	18.2	18.8	22.1

Defence and Security		$25.2	34.1	21.5	36.3	30.3
	%	7.6	10.6	8.0	12.5	11.7

Healthcare		$0.6	1.3	(1.3)	6.7	1.5
	%	2.2	4.3	—	19.1	5.4
Total segment operating income		$113.0	98.7	98.5	117.5	151.2

Capital employed4

(amounts in millions)	Q3-2019	Q2-2019	Q1-2019	Q4-2018	Q3-2018
Civil Aviation Training Solutions	$2,333.7	2,054.2	2,097.3	2,041.8	1,966.4
Defence and Security	$1,032.8	1,026.2	1,057.7	944.2	920.1
Healthcare	$223.2	209.4	208.8	211.5	205.0
	$3,589.7	3,289.8	3,363.8	3,197.5	3,091.5

4 Non-GAAP and other financial measures (see Section 5).

12 I CAE Third Quarter Report 2019

Management’s Discussion and Analysis

7.1      Civil Aviation Training Solutions
THIRD QUARTER OF FISCAL 2019 EXPANSIONS AND NEW INITIATIVES
Acquisitions

–	We announced an agreement to acquire Bombardier's BAT Business to expand our position in business aviation training.

New programs and products

–	We announced the creation of the CAE Women in Flight scholarship program in collaboration with leading global airlines including Aeromexico, AirAsia, CityJet and easyJet.

ORDERS5
Civil Aviation Training Solutions obtained contracts this quarter expected to generate revenues of $586.6 million including contracts for 16 FFSs sold in the quarter, bringing the civil FFS order intake for the first nine months of the fiscal year to 50 FFSs.

Notable FFS contract awards for the quarter included sales to Nippon Cargo Airlines, Aeromexico, Shanghai Eastern Flight Training Company and Lufthansa Aviation Training.

Notable contract awards for the quarter included:

–	A 10-year pilot training contract with easyJet;

–	An exclusive long-term pilot training contract with Endeavor;

–	An exclusive 2-year business aviation pilot training contract with Icon Aviation;

–	An exclusive 4-year business aviation pilot training contract with Windsor Jet.

FINANCIAL RESULTS
(amounts in millions, except operating margins, SEU, FFSs deployed, utilization rate and FFS deliveries)		Q3-2019	Q2-2019	Q1-2019	Q4-2018	Q3-2018
Revenue		$458.4	393.1	430.9	395.3	540.5
Segment operating income		$87.2	63.3	78.3	74.5	119.4
Operating margins	%	19.0	16.1	18.2	18.8	22.1
SOI before the impact of the net gain on a strategic
transaction related to our Asian joint venture		$87.2	63.3	78.3	74.5	115.4
Operating margins	%	19.0	16.1	18.2	18.8	21.4
Depreciation and amortization		$37.7	37.1	34.9	33.7	35.9
Property, plant and equipment expenditures		$55.3	36.0	47.2	50.2	38.9
Intangible assets and other assets expenditures		$10.3	8.5	7.7	4.1	6.3
Capital employed		$2,333.7	2,054.2	2,097.3	2,041.8	1,966.4
Total backlog		$4,566.1	4,310.8	4,148.2	4,131.1	3,925.6
SEU[5]		219	215	213	212	205
FFSs deployed in CAE's network		266	264	260	255	252
Utilization rate[5]	%	75	72	80	82	75
FFS deliveries		16	5	12	8	18

Revenue down 15% compared to the third quarter of fiscal 2018
The decrease in revenue from the third quarter of fiscal 2018 was mainly due to lower revenue recognized from simulator sales due to lower number of deliveries of FFSs and lower-level devices, by roughly half of the lower-level devices as compared to the same quarter in the prior year and due to program mix. The decrease was partially offset by a favourable foreign exchange impact on the translation of foreign operations, the integration into our results of the revenues from AACE following the acquisition in the third quarter of fiscal 2018 of the remaining 50% equity interest, an increase in demand for our crew sourcing business and the contribution of newly deployed simulators in our network.

Revenue year to date was $1,282.4 million, $52.4 million or 4% higher than the same period last year. The increase was primarily due to the integration into our results of the revenues from AACE, as described above, the contribution of newly deployed simulators in our network, and an increase in demand from our crew sourcing business. This increase was offset by lower revenue recognized from simulator sales due to program mix.
Segment operating income down 27% over the third quarter of fiscal 2018
Segment operating income was $87.2 million (19.0% of revenue) this quarter, compared to $119.4 million (22.1% of revenue) in the third quarter of fiscal 2018.

5 Non-GAAP and other financial measures (see Section 5).

CAE Third Quarter Report 2019 I 13

Management’s Discussion and Analysis

Segment operating income decreased by $32.2 million, or 27%, over the third quarter of fiscal 2018. The decrease was mainly due to lower revenue recognized from simulator sales, as described above. Excluding the net gain on remeasurement of the previously held AACE investment, segment operating income would have been $115.4 million or 21.4% of revenue in the third quarter of fiscal 2018. On this basis, the current period's segment operating income was down 24% over the same quarter last year.
Segment operating income for the first nine months of the year was $228.8 million (17.8% of revenue), $26.8 million or 10% lower than the same period last year. The decrease was primarily due to the gain realized last year from the disposal of our equity interest in the joint venture ZFTC and lower revenue recognized from simulator sales, as described above, partially offset by higher FFS utilization in the Americas and the contribution of newly deployed simulators in our network.
Property, plant and equipment expenditures at $55.3 million this quarter
Growth capital expenditures were $44.6 million for the quarter and maintenance capital expenditures were $10.7 million.
Capital employed increased by $279.5 million from last quarter
The increase from last quarter was mainly attributable to higher intangible assets and property, plant and equipment due mainly to the monetization of royalties transaction in the quarter, partially offset by a lower investment in non-cash working capital.

Total backlog up 6% compared to last quarter

	Three months ended	Nine months ended
(amounts in millions)	December 31, 2018	December 31, 2018
Obligated backlog, beginning of period (restated)	$3,972.5	$3,835.3
+ order intake	586.6	1,661.2
- revenue	(458.4)	(1,282.4)
+ / - adjustments	111.2	(2.2)
Obligated backlog, end of period	$4,211.9	$4,211.9
Joint venture backlog (all obligated)	354.2	354.2
Total backlog	$4,566.1	$4,566.1

Adjustments this quarter were mainly due to positive foreign exchange movements.

This quarter's book-to-sales ratio was 1.28x. The ratio for the last 12 months was 1.31x.

7.2      Defence and Security
THIRD QUARTER OF FISCAL 2019 EXPANSIONS AND NEW INITIATIVES
New programs and products

–	We launched the CAE Medallion MR e-Series Visual System, a fully-integrated visual solution designed specifically for military fighter and fast-jet training;

–
We introduced CAE RiseTM to the defence market as a data-driven training system designed to enable defence and security organizations to deliver standardized training and give instructors a new approach to objectively assess pilot competencies using live data during training sessions.

ORDERS
Defence and Security was awarded $267.8 million in orders this quarter, including notable contract awards from:

–	The U.S. Air Force to provide comprehensive C-130H aircrew training services;

–	The Eurofighter industry consortium to provide a range of training device upgrades and maintenance support services for Germany and Spain’s Eurofighter Pilot Synthetic Training System program;

–	The U.S. Navy to provide contract instruction services for the Chief of Naval Air Training at five naval air stations;

–	Undisclosed U.S. government customers to provide training and services on higher-level security programs through CAE USA Mission Solutions Inc., which includes AOCE, acquired last quarter;

–	Boeing to provide upgrades on P-8A simulators;

–	The U.S. Navy under a U.S. foreign military sale program to continue providing maintenance and sustainment services for the Royal Australian Navy’s MH-60R training systems;

–	General Atomics Aeronautical Systems to develop a comprehensive synthetic training system for the U.K.’s Protector remotely piloted aircraft program.

14 I CAE Third Quarter Report 2019

Management’s Discussion and Analysis

FINANCIAL RESULTS
(amounts in millions, except operating margins)		Q3-2019	Q2-2019	Q1-2019	Q4-2018	Q3-2018
Revenue		$330.2	320.3	268.3	290.5	259.8
Segment operating income		$25.2	34.1	21.5	36.3	30.3
Operating margins	%	7.6	10.6	8.0	12.5	11.7
Depreciation and amortization		$11.8	11.5	10.8	10.8	10.3
Property, plant and equipment expenditures		$4.7	4.2	5.4	6.8	3.4
Intangible assets and other assets expenditures		$11.2	9.6	8.4	9.2	3.6
Capital employed		$1,032.8	1,026.2	1,057.7	944.2	920.1
Total backlog		$4,398.5	4,356.8	3,898.1	3,937.2	3,609.3

Revenue up 27% over the third quarter of fiscal 2018
The increase over the third quarter of fiscal 2018 was mainly due to the integration into our results of AOCE, acquired last quarter, and higher revenue from newly awarded service programs in North America. The increase was partially offset by lower revenue from European programs, mainly resulting from a higher level of activity in the prior year, and delays in certain North American product programs.

Revenue year to date was $918.8 million, $126.3 million or 16% higher than the same period last year. The increase was mainly due to higher revenue from North American and Australasian programs and the integration into our results of AOCE, partially offset by lower revenue from European programs resulting from a higher level of activity in the prior year.

Segment operating income down 17% over the third quarter of fiscal 2018
Segment operating income was $25.2 million (7.6% of revenue) this quarter, compared to $30.3 million (11.7% of revenue) in the third quarter of fiscal 2018.

The decrease from the third quarter of fiscal 2018 was mainly due to higher net research and development expenses and the continued integration and ramp up of the AOCE service business and certain recently awarded service contracts in North America. The decrease was also due, in part, to a lower contribution from delays in certain North American product programs and lower volume on European programs, partially offset by higher margins on Australasian programs.

Segment operating income for the first nine months of the year was $80.8 million (8.8% of revenue), $6.8 million or 8% lower than the same period last year. The decrease was mainly due to lower volume on North American programs, as described above, higher net research and development expenses and reorganizational costs from the continued integration and ramp up of the AOCE service business, partially offset by higher volume on Australasian programs and lower selling, general and administrative expenses.

Capital employed increased by $6.6 million from last quarter
The increase over last quarter was mainly due to higher intangible assets and property plant and equipment, primarily resulting from movements in foreign exchange rates. The increase was partially offset by a lower investment in non-cash working capital mainly due to a net increase in contracts in progress liabilities and accounts payable and accrued liabilities, partially offset by an increase in accounts receivable and contracts in progress assets.

Total backlog up 1% compared to last quarter

	Three months ended	Nine months ended
(amounts in millions)	December 31, 2018	December 31, 2018
Obligated backlog, beginning of period (restated)	$2,933.0	$3,004.1
+ order intake	267.8	814.9
- revenue	(330.2)	(918.8)
+ / - adjustments	71.1	41.5
Obligated backlog, end of period	$2,941.7	$2,941.7
Joint venture backlog (all obligated)	60.3	60.3
Unfunded backlog and options	1,396.5	1,396.5
Total backlog	$4,398.5	$4,398.5

Adjustments this quarter were mainly due to positive foreign exchange movements.

This quarter's book-to-sales ratio was 0.81x. The ratio for the last 12 months was 1.03x.

This quarter, $21.5 million was added to the unfunded backlog and $37.4 million was transferred to obligated backlog.

CAE Third Quarter Report 2019 I 15

Management’s Discussion and Analysis

7.3      Healthcare
THIRD QUARTER OF FISCAL 2019 EXPANSIONS AND NEW INITIATIVES
New programs and products

–	In January 2019, we announced the release of CAE Luna, an innovative infant simulator designed to fulfill clinical training requirements for neonatal and infant care;

–	We developed two new CAE Blue Phantom skills trainers for healthcare simulation training: the Pediatric Regional Anesthesia Central Line and Cardio Echo ultrasound training models;

–	We released CAE Vimedix 2.0 for ultrasound simulation, featuring new educational content and compatibility with new augmented reality add-on modules.

ORDERS
CAE Healthcare sales this quarter were driven by patient and ultrasound simulators and central management solutions sold directly in North America and internationally through distributors.

FINANCIAL RESULTS
(amounts in millions, except operating margins)		Q3-2019	Q2-2019	Q1-2019	Q4-2018	Q3-2018
Revenue		$27.7	30.4	22.8	35.1	27.9
Segment operating income (loss)		$0.6	1.3	(1.3)	6.7	1.5
Operating margins	%	2.2	4.3	—	19.1	5.4
Depreciation and amortization		$3.4	3.4	3.1	3.2	3.2
Property, plant and equipment expenditures		$1.6	0.7	0.5	0.4	0.7
Intangible assets and other assets expenditures		$3.0	1.5	1.9	2.1	1.5
Capital employed		$223.2	209.4	208.8	211.5	205.0

Revenue stable compared to the third quarter of fiscal 2018
Lower revenue from centre management solutions and lower volume of high-fidelity patient simulators was offset by an increase in revenue from key partnerships with OEMs.

Revenue year to date was $80.9 million, stable compared to the same period last year. Higher revenue from ultrasound simulators and key partnerships with OEMs, as well as higher revenue from patient simulators due to increased volume from our mid-fidelity product lines, were offset by lower revenue from interventional simulators because of a significant military order received in the prior year.

Segment operating income lower compared to the third quarter of fiscal 2018
Segment operating income was $0.6 million (2.2% of revenue) this quarter, compared to $1.5 million (5.4% of revenue) in the third quarter of fiscal 2018.

The decrease over the third quarter of fiscal 2018 was mainly due to higher investments in selling, general and administrative expenses, partially offset by a favourable product mix.

Segment operating income for the first nine months of the year was $0.6 million, $1.5 million lower than the same period last year. The decrease was mainly due to higher investments in selling, general and administrative expenses to support the expansion of our sales force and recent product launches, which were partially offset by a favourable product mix.
Capital employed increased by $13.8 million from last quarter
The increase from last quarter was due to higher intangible assets, mainly as a result of movements in foreign exchange rates, and higher non-cash working capital driven by higher inventory, partially offset by higher accounts payable and accrued liabilities and lower accounts receivable.

16 I CAE Third Quarter Report 2019

Management’s Discussion and Analysis

8.     CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY6

We manage liquidity and regularly monitor the factors that could affect it, including:

–	Cash generated from operations, including timing of milestone payments and management of working capital;

–	Capital expenditure requirements;

–	Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

8.1    Consolidated cash movements

	Three months ended		Nine months ended
	December 31		December 31
(amounts in millions)	2018	2017	2018	2017
Cash provided by operating activities*	$123.6	$156.2	$363.8	$340.5
Changes in non-cash working capital	94.0	31.4	0.3	(75.0)
Net cash provided by operating activities	$217.6	$187.6	$364.1	$265.5
Maintenance capital expenditures[6]	(14.2)	(13.9)	(54.8)	(42.6)
Other assets	(5.7)	(3.8)	(10.6)	(12.2)
Proceeds from the disposal of property, plant and equipment	0.2	0.5	2.5	16.4
Net payments to equity accounted investees	(17.3)	(7.7)	(27.0)	(11.7)
Dividends received from equity accounted investees	—	6.5	7.1	23.6
Dividends paid	(25.5)	(23.2)	(74.3)	(67.4)
Free cash flow[6]	$155.1	$146.0	$207.0	$171.6
Growth capital expenditures[6]	(47.4)	(29.1)	(100.8)	(73.9)
Capitalized development costs	(19.9)	(6.9)	(48.6)	(19.0)
Common shares repurchased	(49.1)	(21.8)	(92.8)	(44.4)
Other cash movements, net	4.9	1.4	11.6	10.9
Business combinations, net of cash and cash equivalents acquired	—	(99.7)	(33.5)	(124.4)
Addition of assets through the monetization of royalties	(202.7)	—	(202.7)	—
Net proceeds from disposal of interest in investment	—	3.8	—	117.8
Effect of foreign exchange rate changes on cash and cash equivalents	15.4	4.0	0.6	(0.4)
Net change in cash before proceeds and repayment of long-term debt	$(143.7)	$(2.3)	$(259.2)	$38.2
* before changes in non-cash working capital

Free cash flow of $155.1 million this quarter
The increase from the third quarter of fiscal 2018 was mainly due to a lower investment in non-cash working capital, partially offset by a decrease in cash provided by operating activities and higher net payments to equity accounted investees.

Free cash flow year to date was $207.0 million, $35.4 million higher than the same period last year. The increase was mainly attributable to a lower investment in non-cash working capital and an increase in cash provided by operating activities, partially offset by lower dividends received from equity accounted investees and higher net payments to equity accounted investees.

Capital expenditures of $61.6 million this quarter
Growth capital expenditures were $47.4 million this quarter and $100.8 million for the first nine months of the year. Maintenance capital expenditures were $14.2 million this quarter and $54.8 million for the first nine months of the year.

Addition of assets through the monetization of royalties of $202.7 million this quarter
In November, we agreed to monetize our future royalty obligations under an ATP agreement with Bombardier and extend this agreement to 2038. In December, we concluded the monetization transaction which resulted in a cash outlay of $202.7 million [US $155.0 million]. The monetization represents the discounted sum of expected royalties payable by CAE over the next 20 years. As a result of this transaction, $156.7 million of intangible assets and $46.0 million of property, plant and equipment were recognized.
6 Non-GAAP and other financial measures (see Section 5).

CAE Third Quarter Report 2019 I 17

Management’s Discussion and Analysis

9.     CONSOLIDATED FINANCIAL POSITION
9.1       Consolidated capital employed

	As at December 31	As at September 30	As at March 31
(amounts in millions)	2018	2018	2018
Use of capital:
Current assets	$2,175.8	$2,149.5	$2,123.3
Less: cash and cash equivalents	(361.7)	(504.3)	(611.5)
Current liabilities	(1,982.3)	(1,592.4)	(1,474.1)
Less: current portion of long-term debt	230.6	129.8	52.2
Non-cash working capital[7]	$62.4	$182.6	$89.9
Property, plant and equipment	1,947.6	1,782.8	1,803.9
Other long-term assets	2,171.1	1,897.4	1,853.0
Other long-term liabilities	(826.6)	(785.1)	(799.9)
Total capital employed	$3,354.5	$3,077.7	$2,946.9
Source of capital[7]:
Current portion of long-term debt	$230.6	$129.8	$52.2
Long-term debt	1,116.8	1,169.6	1,208.7
Less: cash and cash equivalents	(361.7)	(504.3)	(611.5)
Net debt[7]	$985.7	$795.1	$649.4
Equity attributable to equity holders of the Company	2,289.2	2,207.9	2,229.1
Non-controlling interests	79.6	74.7	68.4
Source of capital	$3,354.5	$3,077.7	$2,946.9

Capital employed increased by $276.8 million from last quarter
The increase was mainly due to higher other long-term assets and higher property, plant and equipment, partially offset by lower non‑cash working capital.

Our ROCE7 was 11.7% this quarter, compared to 13.9% in the third quarter of last year and 14.5% last quarter. ROCE was impacted by the income tax recovery resulting from the enactment of a lower U.S. federal corporate income tax rate and the net gains on strategic transactions relating to our Asian joint ventures in fiscal 2018. Excluding these impacts, ROCE would have been 11.9% in the third quarter of last year and 12.8% last quarter.
Non-cash working capital decreased by $120.2 million from last quarter
The decrease was mainly due to higher accounts payable and accrued liabilities and higher contract liabilities, partially offset by higher accounts receivable.
Property, plant and equipment increased by $164.8 million from last quarter
The increase was mainly due to the capitalization of data packages acquired through the monetization of our existing Bombardier royalties and movements in foreign exchange rates, partially offset by depreciation.

Other long-term assets increased by $273.7 million from last quarter
The increase was mainly due to higher intangible assets, primarily due to the capitalization of courseware and licenses resulting from the monetization of our existing Bombardier royalties and extension of our ATP status to 2038, and a higher investment in equity accounted investees.

7 Non-GAAP and other financial measures (see Section 5).

18 I CAE Third Quarter Report 2019

Management’s Discussion and Analysis

Change in net debt
	Three months ended	Nine months ended
(amounts in millions, except net debt-to-capital)	December 31, 2018	December 31, 2018
Net debt, beginning of period	$795.1	$649.4
Impact of cash movements on net debt
(see table in the consolidated cash movements section)	143.7	259.2
Effect of foreign exchange rate changes on long-term debt	43.3	45.4
Impact from business combinations	—	14.9
Other	3.6	16.8
Change in net debt during the period	$190.6	$336.3
Net debt, end of period	$985.7	$985.7
Net debt-to-capital[8]	% 29.4

We have a committed line of credit at floating rates, provided by a syndicate of lenders. We and some of our subsidiaries can borrow funds directly from this credit facility to cover operating and general corporate expenses and to issue letters of credit.

We and some of our subsidiaries also have an agreement to sell certain of our accounts receivable for an amount up to US $300.0 million.

In April 2018, we entered into a term loan for the financing of several simulators for our operations in South East Asia. This represents a loan obligation of $53.6 million as at December 31, 2018.

In April 2018, we repurchased various assets previously financed under capital leases. The purchase was financed by way of a term loan representing an obligation of $16.5 million as at December 31, 2018.

In June 2018, we repaid $28.9 million of non-recourse term loans, acquired as part of the acquisition of the remaining 50% equity interest in AACE.

In August 2018, the Government of Canada and the Government of Québec agreed to invest in CAE Inc. through loans of up to $150.0 million and $47.5 million respectively in the next five years. This represents a loan obligation of $9.8 million with the Government of Canada and $3.2 million with the Government of Québec as at December 31, 2018.

In December 2018, we entered into an agreement to issue a series of unsecured senior notes of US $550.0 million through a private placement to fund the Bombardier BAT acquisition and to refinance other existing obligations. There was no amount drawn under this new private placement as at December 31, 2018.

In December 2018, we entered into term loans in an aggregate amount of US $150.0 million. There was no amount drawn under this new credit facility as at December 31, 2018.

We have certain debt agreements which require the maintenance of standard financial covenants. As at December 31, 2018, we are compliant with all our financial covenants.

We believe that our cash and cash equivalents, access to credit facilities and expected free cash flow will provide sufficient flexibility for our business, the repurchase of common shares and the payment of dividends and will enable us to meet all other expected financial requirements in the near term.
Total equity increased by $86.2 million this quarter8
The increase in equity was mainly due a favourable foreign currency translation of $89.1 million and net income of $79.5 million, partially offset by common shares repurchased and cancelled pursuant to our Normal Course Issuer Bid (NCIB) of $49.1 million and dividends of $25.5 million.

Outstanding share data
Our articles of incorporation authorize the issue of an unlimited number of common shares and an unlimited number of preferred shares issued in series. We had a total of 265,015,728 common shares issued and outstanding as at December 31, 2018 with total share capital of $640.9 million. In addition, we had 6,963,900 options outstanding under the Employee Stock Option Plan (ESOP).

As at January 31, 2019, we had a total of 265,024,928 common shares issued and outstanding and 6,892,900 options outstanding under the ESOP.

8 Non-GAAP and other financial measures (see Section 5).

CAE Third Quarter Report 2019 I 19

Management’s Discussion and Analysis

Repurchase and cancellation of shares
On February 9, 2018 we announced the renewal of the NCIB to purchase up to 5,349,804 of our common shares. The NCIB began on February 23, 2018 and will end on February 22, 2019 or on such earlier date when we complete our purchases or elect to terminate the NCIB. These purchases will be made on the open market plus brokerage fees through the facilities of the TSX and/or alternative trading systems at the prevailing market price at the time of the transaction, in accordance with the TSX’s applicable policies. All common shares purchased pursuant to the NCIB will be cancelled.

During the three months ended December 31, 2018, we repurchased and cancelled a total of 1,923,400 common shares (2017 – 984,100) under the NCIB, at a weighted average price of $25.54 per common share (2017 – $22.12), for a total consideration of $49.1 million (2017 – $21.8 million). An excess of $44.4 million (2017 – $19.5 million) of the shares’ repurchase value over their carrying amount was charged to retained earnings as share repurchase premiums.

10.     BUSINESS COMBINATIONS
Alpha-Omega Change Engineering
On July 31, 2018, we acquired the shares of Alpha-Omega Change Engineering Inc. (AOCE) for cash consideration (net of cash acquired) of $33.5 million, subject to purchase price adjustments. AOCE is a provider of aircrew training services, operational test and evaluation, and engineering support services to the U.S. Department of Defense and U.S. intelligence service.

The purchase price is mainly allocated to goodwill and intangible assets. The acquisition will enhance our core capabilities as a training systems integrator, grow our position on enduring platforms such as fighter aircraft, and expand our ability to pursue higher-level security programs in the United States.

The net assets acquired, including intangibles, are included in the Defence and Security segment.

The purchase price allocation is expected to be completed as soon as management has gathered all the significant information available and considered necessary to finalize the allocation.

Bombardier's Business Aircraft Training Business
On November 8, 2018, we announced that we have agreed to acquire Bombardier’s Business Aircraft Training (BAT) Business for a consideration of US $645 million, before liabilities assumed. The acquisition will provide CAE with a specialized workforce, a portfolio of customers, and 12 business jet FFSs and training devices to add to our training network. The closing of the transaction is subject to regulatory approvals.

11.   EVENT AFTER THE REPORTING PERIOD
On January 30, 2019, we acquired Avianca’s 50% participation in the recently formed training joint venture, including Avianca’s training assets, as part of an exclusive 15-year training outsourcing agreement.

20 I CAE Third Quarter Report 2019

Management’s Discussion and Analysis

12.   CHANGES IN ACCOUNTING POLICIES
New and amended standards adopted
IFRS 15 - Revenue from contracts with customers
In May 2014, the IASB released IFRS 15 - Revenue from Contracts with Customers, which supersedes IAS 11 - Construction Contracts and IAS 18 - Revenue and related interpretations. The core principle of the new standard is to recognize revenue to depict fulfillment of performance obligations to customers in amounts that reflect the consideration to which we expect to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the customer obtains control of the goods or services. The new standard also provides guidance for transactions that were not previously addressed comprehensively, improves guidance for multiple-element arrangements and enhances revenue related disclosures.

IFRS 15 was adopted effective April 1, 2018 for CAE. We elected to implement the standard using the full retrospective method, which requires the restatement of our 2018 results, and an opening adjustment to equity as at April 1, 2017. We have also elected to use the following practical expedients:

–	No restatement for contracts that were completed as at, or prior to April 1, 2017;

–
Reflecting the aggregate effect of modifications to contracts that occurred prior to April 1, 2017 when identifying the satisfied and unsatisfied performance obligations and when determining the transaction prices to be allocated thereto; and

–	For all periods presented prior to April 1, 2018, the amount of the transaction price allocated to the remaining performance obligations or expected depletion of that amount will not be disclosed.

We have reviewed our revenue contracts to evaluate the effect of the new standard on our revenue recognition practices. The adoption of the new standard had the following impacts:

–
Revenue recognition for certain performance obligations previously accounted for using the percentage-of-completion method no longer meet the requirements for revenue recognition over time. Revenue for these performance obligations are recognized upon completion. As the performance obligations for these devices are met and manufacturing advances, the costs to build are recognized as inventory;

–	Contracts in which we receive significant payment in advance now require a portion of the contract consideration to be allocated to a significant financing component, when certain criteria are met;

–	Identification of performance obligations for certain multiple-element arrangements is changed;

–
We previously presented contract assets and liabilities related to construction contracts in the contracts in progress accounts, while balances related to the sale of goods and services were presented in accrued receivables and deferred revenue. All contract balances, on a contract-by-contract basis, are now presented in contract assets or contract liabilities.

CAE Third Quarter Report 2019 I 21

Management’s Discussion and Analysis

The cumulative effect of the impacts of adopting IFRS 15 are presented in the tables below:
Reconciliation of financial position

	April 1, 2017			March 31, 2018
As previously		IFRS 15		As previously	IFRS 15
(amounts in millions)	reported	Adjustments	As restated	reported	Adjustments	As restated
Assets
Cash and cash equivalents	$504.7	$—	$504.7	$611.5	$—	$611.5
Accounts receivable	548.4	(98.3)	450.1	568.4	(116.4)	452.0
Contracts in progress: assets	337.5	(337.5)	—	401.6	(401.6)	—
Contract assets	—	348.5	348.5	—	439.7	439.7
Inventories	416.3	132.7	549.0	375.3	140.8	516.1
Prepayments	63.8	—	63.8	50.0	—	50.0
Income taxes recoverable	25.6	—	25.6	40.7	—	40.7
Derivative financial assets	23.4	—	23.4	13.3	—	13.3
Total current assets	$1,919.7	$45.4	$1,965.1	$2,060.8	$62.5	$2,123.3
Property, plant and equipment	1,582.6	—	1,582.6	1,803.9	—	1,803.9
Intangible assets	944.0	—	944.0	1,055.6	—	1,055.6
Investment in equity
accounted investees	378.4	(2.6)	375.8	244.5	(1.8)	242.7
Deferred tax assets	42.8	0.1	42.9	60.9	0.3	61.2
Derivative financial assets	16.0	—	16.0	11.5	—	11.5
Other assets	471.3	—	471.3	482.0	—	482.0
Total assets	$5,354.8	$42.9	$5,397.7	$5,719.2	$61.0	$5,780.2

Liabilities and equity
Accounts payable and
accrued liabilities	$695.2	$(9.1)	$686.1	$669.6	$(2.7)	$666.9
Provisions	43.2	—	43.2	32.1	—	32.1
Income taxes payable	9.6	—	9.6	15.3	—	15.3
Deferred revenue	266.6	(255.2)	11.4	371.5	(361.5)	10.0
Contracts in progress:
liabilities	191.9	(191.9)	—	161.8	(161.8)	—
Contract liabilities	—	593.4	593.4	—	679.5	679.5
Current portion of
long-term debt	51.9	—	51.9	52.2	—	52.2
Derivative financial liabilities	15.5	—	15.5	18.1	—	18.1
Total current liabilities	$1,273.9	$137.2	$1,411.1	$1,320.6	$153.5	$1,474.1
Provisions	39.1	—	39.1	39.5	—	39.5
Long-term debt	1,203.5	—	1,203.5	1,208.7	—	1,208.7
Royalty obligations	138.5	—	138.5	140.8	—	140.8
Employee benefits obligations	157.7	—	157.7	200.6	—	200.6
Deferred gains
and other liabilities	217.8	—	217.8	229.9	—	229.9
Deferred tax liabilities	238.6	(25.6)	213.0	208.1	(23.4)	184.7
Derivative financial liabilities	4.7	—	4.7	4.4	—	4.4
Total liabilities	$3,273.8	$111.6	$3,385.4	$3,352.6	$130.1	$3,482.7
Equity
Share capital	$615.4	$—	$615.4	$633.2	$—	$633.2
Contributed surplus	19.4	—	19.4	21.3	—	21.3
Accumulated other
comprehensive income	193.7	(2.6)	191.1	262.3	(2.0)	260.3
Retained earnings	1,192.3	(66.1)	1,126.2	1,381.4	(67.1)	1,314.3
Equity attributable to equity
holders of the Company	$2,020.8	$(68.7)	$1,952.1	$2,298.2	$(69.1)	$2,229.1
Non-controlling interests	60.2	—	60.2	68.4	—	68.4
Total equity	$2,081.0	$(68.7)	$2,012.3	$2,366.6	$(69.1)	$2,297.5
Total liabilities and equity	$5,354.8	$42.9	$5,397.7	$5,719.2	$61.0	$5,780.2

22 I CAE Third Quarter Report 2019

Management’s Discussion and Analysis

Reconciliation of net income

	Three months ended December 31, 2017			Nine months ended December 31, 2017
As previously		IFRS 15		As previously	IFRS 15
	reported	Adjustments	As restated	reported	Adjustments	As restated
Revenue	$704.4	$123.8	$828.2	$2,049.3	$53.3	$2,102.6
Cost of sales	488.7	83.8	572.5	1,432.9	28.8	1,461.7
Gross profit	$215.7	$40.0	$255.7	$616.4	$24.5	$640.9
Research and development
expenses	29.8	—	29.8	92.1	—	92.1
Selling, general and
administrative expenses	98.6	—	98.6	268.5	—	268.5
Other gains – net	(15.1)	—	(15.1)	(33.1)	—	(33.1)
After tax share in profit of equity
accounted investees	(10.4)	1.6	(8.8)	(31.0)	(0.9)	(31.9)
Operating profit	$112.8	$38.4	$151.2	$319.9	$25.4	$345.3
Finance expense – net	16.9	0.3	17.2	52.2	0.8	53.0
Earnings before income taxes	$95.9	$38.1	$134.0	$267.7	$24.6	$292.3
Income tax (recovery) expense	(24.0)	12.2	(11.8)	15.4	7.8	23.2
Net income	$119.9	$25.9	$145.8	$252.3	$16.8	$269.1
Attributable to:
Equity holders of the Company	$117.9	$25.9	$143.8	$246.9	$16.8	$263.7
Non-controlling interests	2.0	—	2.0	5.4	—	5.4
Earnings per share attributable to
equity holders of the Company
Basic	$0.44	$0.10	$0.54	$0.92	$0.06	$0.98
Diluted	$0.44	$0.09	$0.53	$0.92	$0.06	$0.98

		Year ended March 31, 2018
		As previously	IFRS 15
	reported	reported	Adjustments	As restated
Revenue		$2,830.0	$(6.5)	$2,823.5
Cost of sales		1,953.1	(7.5)	1,945.6
Gross profit		$876.9	$1.0	$877.9
Research and development
expenses		114.9	—	114.9
Selling, general and
administrative expenses		380.8	—	380.8
Other gains – net		(37.4)	—	(37.4)
After tax share in profit of equity
accounted investees		(42.4)	(0.8)	(43.2)
Operating profit		$461.0	$1.8	$462.8
Finance expense – net		76.2	1.0	77.2
Earnings before income taxes		$384.8	$0.8	$385.6
Income tax expense		29.1	1.8	30.9
Net income		$355.7	$(1.0)	$354.7
Attributable to:
Equity holders of the Company		$347.0	$(1.0)	$346.0
Non-controlling interests		8.7	—	8.7
Earnings per share attributable to
equity holders of the Company
Basic		$1.29	$—	$1.29
Diluted		$1.29	$(0.01)	$1.28

While the timing of contract revenue and profit recognition is impacted, there is no change to cash flows.

CAE Third Quarter Report 2019 I 23

Management’s Discussion and Analysis

The key changes to our accounting policies are summarized below:

Revenue Recognition
Performance Obligations
A performance obligation is a contractual promise with a customer to transfer a distinct good or service and is the unit of account for revenue recognition.

A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The transaction price includes, among other things and when applicable, an estimate of variable consideration only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not subsequently occur. Variable consideration is usually derived from sales incentives, in the form of discounts or volume rebates, and penalties. We also account for a significant financing component on contracts where timing of cash receipts and revenue recognition differ substantially.

For contracts with multiple performance obligations, the contract’s transaction price is allocated based on the estimated relative stand‑alone selling prices of the promised goods or services underlying each performance obligation. If a stand-alone selling price is not directly observable from stand-alone sales of goods or services to similar customers, we estimate the stand-alone selling price using the expected cost plus a margin approach.

Our performance obligations are satisfied over time or at a point in time.

Revenues from contracts with customers for the design, engineering, and manufacturing of training devices is recognized over time using the cost input method, if we determine that these devices have no alternative use and we have enforceable rights to payment for work completed to date. When we determine that there is an alternative use for these devices, revenue is recognized when the customer obtains control upon completion.

Revenues from the sale of training hours or training courses are recognized at a point in time, at completion.

Revenues from the sale of product maintenance services and post-delivery customer support are recognized over time, using the time elapsed output method. Revenues from update services are recognized over time, using the cost input method.

Contract balances
Account receivables include amounts billed and currently due from customers. A contract asset is recognized when revenue is recognized in excess of billings or when we have a right to consideration and that right is conditional to something other than the passage of time. A contract liability is recognized for payments received in excess of revenue recognized. Contract assets and contract liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period.

Use of judgements, estimates and provisions
The application of IFRS 15 requires us to make judgements and estimates that affect the timing and amount of revenue from contracts with customers, including judgements and estimates regarding:

–	The combination of contracts;

–	The transaction price and the amounts allocated to performance obligations;

–	The timing of satisfaction of performance obligations.

IFRS 9 - Financial instruments
In July 2014, the IASB released the final version of IFRS 9 - Financial Instruments replacing IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 incorporates all three aspects of the accounting for financial instruments: classification and measurement, impairment and hedge accounting.

IFRS 9 contains a new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics. The new standard largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities.

IFRS 9 replaces the 'incurred loss' model in IAS 39 with an 'expected credit loss' model. Specifically, the new standard requires entities to account for expected credit losses when financial instruments are first recognized and requires the recognition of expected credit losses on a timelier basis.

The new hedge accounting model is more principles-based and aligns hedge accounting more closely with risk management.

IFRS 9 was adopted retrospectively, with the initial application date as of April 1, 2018. The adoption of this standard had no impact on our consolidated financial statements.

24 I CAE Third Quarter Report 2019

Management’s Discussion and Analysis

The key changes to our accounting policies are summarized below:

Financial instruments
Classification and measurement
Financial assets are initially recognized at fair value and are subsequently classified either as measured at amortized cost, fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL).

A financial asset for which the contractual terms give rise to cash flows that are solely payments of principal and interest is classified as being subsequently measured at amortized cost if the asset is held within a business model whose objective is to collect contractual cash flows and at FVOCI if it is held in a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets.

All other financial assets are classified as being subsequently measured at FVTPL, except if at initial recognition of an equity investment that is not held for trading, we elect to present in OCI subsequent changes in its fair value. For equity investments for which subsequent changes in fair value are presented in OCI, the amounts recognized in OCI are never reclassified to income.

The existing IAS 39 categories of held-to-maturity, loans and receivable and available-for-sale are eliminated. Our financial assets classified as loans and receivables and available-for-sale at March 31, 2018 have been reclassified respectively to financial assets at amortized cost and FVOCI.

Impairment
The 'expected credit loss' model applies to financial assets carried at amortized cost. The model uses a dual measurement approach, under which the loss allowance is measured as either: the 12-month expected credit losses or at the lifetime expected credit losses. We have applied the simplified approach and record lifetime expected losses on accounts receivable and contract assets.

Hedge accounting
All existing hedge relationships that are currently designated as effective hedging relationships continue to qualify for hedge accounting under IFRS 9. IFRS 9 does not change the general principles of how we account for effective hedges but introduces a new hedge accounting model that requires us to ensure that the hedge accounting is more closely aligned with our risk management objectives and strategy. The new model also requires us to apply a more qualitative and forward-looking approach to assessing hedge effectiveness.

New and amended standards not yet adopted
IFRS 16 - Leases
In January 2016, the IASB released IFRS 16 - Leases, which will replace IAS 17 - Leases and related interpretations. The new standard introduces a single lessee accounting model and eliminates the classification of leases as either operating or finance leases. It requires the lessee to recognize a right-of-use asset and a lease obligation for substantially all leases. Lessors will continue to classify leases as operating leases or finance leases as IFRS 16 substantially carries forward the current lessor accounting requirements.

IFRS 16 will be effective for the fiscal period beginning on April 1, 2019 for CAE.

IFRS 16 can be applied using one of the following two methods:

–	Retrospectively to each prior reporting period presented applying IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors; or

–	Retrospectively with the cumulative effect of initially applying IFRS 16 recognized in retained earnings at the date of initial application (the “Modified Retrospective Approach”).

We have elected to apply IFRS 16 using the Modified Retrospective Approach. Under this approach, the comparative information will not be restated and the cumulative effect of initially applying IFRS 16 will be recognized in retained earnings at the date of initial application, on April 1, 2019.

We are still assessing the impact of the application of IFRS 16 on our financial statements. While we have decided to exclude certain low value items and short-term leases when implementing IFRS 16, we have not yet completed the determination of all optional exemptions to be applied.

Where we are the lessee for leases that are considered operating leases under IAS 17, the adoption of IFRS 16 on April 1, 2019 will result in the recognition of assets and liabilities on the consolidated statement of financial position. The change to the recognition, measurement and presentation requirements from the adoption of this standard will result in a decrease of our operating lease expense and an increase of our finance and depreciation expenses.

CAE Third Quarter Report 2019 I 25

Management’s Discussion and Analysis

13.   CONTROLS AND PROCEDURES
In the third quarter ended December 31, 2018, we did not make any significant changes in, nor take any significant corrective actions regarding our internal controls or other factors that could significantly affect such internal controls. Our CEO and CFO periodically review our disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the third quarter, our CEO and CFO were satisfied with the effectiveness of our disclosure controls and procedures.

On July 31, 2018, we acquired AOCE. In accordance with National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings, the CEO and the CFO of the Company have limited the scope of their design of CAE’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of AOCE. AOCE utilizes separate information systems and processes. We have begun to integrate AOCE’s internal controls, policies and procedures. This integration process is expected to be completed during fiscal 2019. AOCE’s contribution to our consolidated financial statements for the third quarter ended December 31, 2018, was approximately 5% of consolidated revenues and approximately 1% of total segment operating income. Additionally, at December 31, 2018, AOCE’s total assets and total liabilities were 2% and 3% of consolidated total assets and liabilities, respectively.

26 I CAE Third Quarter Report 2019

Management’s Discussion and Analysis

14.     SELECTED QUARTERLY FINANCIAL INFORMATION9

(amounts in millions, except per share amounts and exchange rates)	Q1	Q2	Q3	Q4	Year to date
Fiscal 2019
Revenue	$722.0	743.8	816.3	(1)	2,282.1
Net income	$71.6	63.6	79.5	(1)	214.7
Equity holders of the Company	$69.4	60.7	77.6	(1)	207.7
Non-controlling interests	$2.2	2.9	1.9	(1)	7.0
Basic EPS attributable to equity holders of the Company	$0.26	0.23	0.29	(1)	0.78
Diluted EPS attributable to equity holders of the Company	$0.26	0.23	0.29	(1)	0.77
Average number of shares outstanding (basic)	267.6	267.4	266.1	(1)	267.1
Average number of shares outstanding (diluted)	269.3	269.2	267.5	(1)	268.6
Average exchange rate, U.S. dollar to Canadian dollar	1.29	1.31	1.32	(1)	1.31
Average exchange rate, Euro to Canadian dollar	1.54	1.52	1.51	(1)	1.52
Average exchange rate, British pound to Canadian dollar	1.76	1.71	1.70	(1)	1.72
Fiscal 2018
Revenue	$656.2	618.2	828.2	720.9	2,823.5
Net income	$61.2	62.1	145.8	85.6	354.7
Equity holders of the Company	$59.6	60.3	143.8	82.3	346.0
Non-controlling interests	$1.6	1.8	2.0	3.3	8.7
Basic EPS attributable to equity holders of the Company	$0.22	0.22	0.54	0.31	1.29
Diluted EPS attributable to equity holders of the Company	$0.22	0.22	0.53	0.31	1.28
EPS before the impacts of U.S. tax reform and net gains on
strategic transactions related to our Asian joint ventures	$0.22	0.20	0.38	0.31	1.11
Average number of shares outstanding (basic)	268.6	268.7	268.1	267.6	268.2
Average number of shares outstanding (diluted)	269.8	269.9	269.5	269.0	269.5
Average exchange rate, U.S. dollar to Canadian dollar	1.35	1.26	1.27	1.26	1.28
Average exchange rate, Euro to Canadian dollar	1.48	1.47	1.49	1.55	1.50
Average exchange rate, British pound to Canadian dollar	1.72	1.64	1.68	1.75	1.70
Fiscal 2017(2)
Revenue	$651.6	635.5	682.7	734.7	2,704.5
Net income	$69.3	48.9	69.3	69.1	256.6
Equity holders of the Company
Continuing operations	$68.7	48.3	67.6	67.4	252.0
Discontinued operations	$(0.1)	0.1	0.2	(0.7)	(0.5)
Non-controlling interests	$0.7	0.5	1.5	2.4	5.1
Basic EPS attributable to equity holders of the Company	$0.25	0.18	0.25	0.25	0.94
Continuing operations	$0.25	0.18	0.25	0.25	0.94
Discontinued operations	$—	—	—	—	—
Diluted EPS attributable to equity holders of the Company	$0.25	0.18	0.25	0.25	0.93
Continuing operations	$0.25	0.18	0.25	0.25	0.93
Discontinued operations	$—	—	—	—	—
Earnings per share before specific items[9]	$0.26	0.21	0.26	0.31	1.03
Average number of shares outstanding (basic)	269.3	268.7	268.5	268.3	268.7
Average number of shares outstanding (diluted)	269.6	269.6	269.7	269.6	269.6
Average exchange rate, U.S. dollar to Canadian dollar	1.29	1.30	1.33	1.32	1.31
Average exchange rate, Euro to Canadian dollar	1.46	1.46	1.44	1.41	1.44
Average exchange rate, British pound to Canadian dollar	1.85	1.71	1.66	1.64	1.71

(1) Not available.
(2) Figures have not been restated to reflect the adoption of IFRS 15. Refer to Changes in accounting policies for further details.
9 Non-GAAP and other financial measures (see Section 5).

CAE Third Quarter Report 2019 I 27

Consolidated Interim Financial Statements

Consolidated Statement of Financial Position

		December 31	March 31	April 1
(amounts in millions of Canadian dollars)	Notes	2018	2018	2017
			Restated	Restated
			(Note 2)	(Note 2)
Assets
Cash and cash equivalents		$361.7	$611.5	$504.7
Accounts receivable		577.3	452.0	450.1
Contract assets		497.3	439.7	348.5
Inventories		604.2	516.1	549.0
Prepayments		63.7	50.0	63.8
Income taxes recoverable		63.9	40.7	25.6
Derivative financial assets		7.7	13.3	23.4
Total current assets		$2,175.8	$2,123.3	$1,965.1
Property, plant and equipment	4	1,947.6	1,803.9	1,582.6
Intangible assets	4	1,318.0	1,055.6	944.0
Investment in equity accounted investees		297.8	242.7	375.8
Deferred tax assets		56.7	61.2	42.9
Derivative financial assets		11.2	11.5	16.0
Other assets		487.4	482.0	471.3
Total assets		$6,294.5	$5,780.2	$5,397.7

Liabilities and equity
Accounts payable and accrued liabilities		$893.5	$666.9	$686.1
Provisions		28.4	32.1	43.2
Income taxes payable		17.8	15.3	9.6
Deferred revenue		10.0	10.0	11.4
Contract liabilities		759.7	679.5	593.4
Current portion of long-term debt		230.6	52.2	51.9
Derivative financial liabilities		42.3	18.1	15.5
Total current liabilities		$1,982.3	$1,474.1	$1,411.1
Provisions		35.6	39.5	39.1
Long-term debt		1,116.8	1,208.7	1,203.5
Royalty obligations		137.0	140.8	138.5
Employee benefits obligations		194.0	200.6	157.7
Deferred gains and other liabilities		261.1	229.9	217.8
Deferred tax liabilities		194.2	184.7	213.0
Derivative financial liabilities		4.7	4.4	4.7
Total liabilities		$3,925.7	$3,482.7	$3,385.4
Equity
Share capital		$640.9	$633.2	$615.4
Contributed surplus		25.2	21.3	19.4
Accumulated other comprehensive income		248.9	260.3	191.1
Retained earnings		1,374.2	1,314.3	1,126.2
Equity attributable to equity holders of the Company		$2,289.2	$2,229.1	$1,952.1
Non-controlling interests		79.6	68.4	60.2
Total equity		$2,368.8	$2,297.5	$2,012.3
Total liabilities and equity		$6,294.5	$5,780.2	$5,397.7

The accompanying notes form an integral part of these Consolidated Financial Statements.

28 I CAE Third Quarter Report 2019

Consolidated Interim Financial Statements

Consolidated Income Statement

Nine months ended December 31		Three months ended December 31		Nine months ended December 31
(amounts in millions of Canadian dollars, except per share amounts)	Notes	2018	2017	2018	2017
			Restated		Restated
			(Note 2)		(Note 2)
Revenue	4	$816.3	$828.2	$2,282.1	$2,102.6
Cost of sales		583.0	572.5	1,628.6	1,461.7
Gross profit		$233.3	$255.7	$653.5	$640.9
Research and development expenses		31.1	29.8	91.5	92.1
Selling, general and administrative expenses		101.4	98.6	292.0	268.5
Other gains – net	5	(2.5)	(15.1)	(17.1)	(33.1)
After tax share in profit of equity accounted investees	4	(9.7)	(8.8)	(23.1)	(31.9)
Operating profit		$113.0	$151.2	$310.2	$345.3
Finance expense – net	6	19.3	17.2	55.2	53.0
Earnings before income taxes		$93.7	$134.0	$255.0	$292.3
Income tax expense (recovery)	9	14.2	(11.8)	40.3	23.2
Net income		$79.5	$145.8	$214.7	$269.1
Attributable to:
Equity holders of the Company		$77.6	$143.8	$207.7	$263.7
Non-controlling interests		1.9	2.0	7.0	5.4
Earnings per share attributable to equity holders of the Company
Basic	8	$0.29	$0.54	$0.78	$0.98
Diluted	8	$0.29	$0.53	$0.77	$0.98

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE Third Quarter Report 2019 I 29

Consolidated Interim Financial Statements

Consolidated Statement of Comprehensive Income

Nine months ended December 31	Three months ended December 31		Nine months ended December 31
(amounts in millions of Canadian dollars)	2018	2017	2018	2017
		Restated		Restated
Net income	$79.5	$145.8	$214.7	$269.1
Items that may be reclassified to net income
Foreign currency differences on translation of foreign operations	$137.9	$32.3	$51.8	$(41.1)
Reclassification to income of foreign currency differences	(2.0)	(4.3)	(17.9)	(24.3)
Net (loss) gain on cash flow hedges	(27.0)	(4.2)	(22.7)	20.3
Reclassification to income of gains (loss) on cash flow hedges	0.1	4.0	0.7	(6.1)
Net (loss) gain on hedges of net investment in foreign operations	(26.3)	(2.9)	(27.7)	28.5
Income taxes	3.9	2.6	8.6	2.5
	$86.6	$27.5	$(7.2)	$(20.2)
Items that will never be reclassified to net income
Remeasurement of defined benefit pension plan obligations	$(14.6)	$(44.3)	$18.5	$(44.0)
Net gain on financial assets carried at fair value through OCI	0.1	—	—	—
Income taxes	3.9	11.9	(4.9)	11.8
	$(10.6)	$(32.4)	$13.6	$(32.2)
Other comprehensive income (loss)	$76.0	$(4.9)	$6.4	$(52.4)
Total comprehensive income	$155.5	$140.9	$221.1	$216.7
Attributable to:
Equity holders of the Company	$150.6	$138.9	$209.9	$213.5
Non-controlling interests	4.9	2.0	11.2	3.2

The accompanying notes form an integral part of these Consolidated Financial Statements.

30 I CAE Third Quarter Report 2019

Consolidated Interim Financial Statements

Consolidated Statement of Changes in Equity

		Attributable to equity holders of the Company
Nine months ended December 31, 2018		Common shares			Accumulated other
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	Notes	shares	value	surplus	income	earnings	Total	interest	equity
Balances, beginning of period (Restated Note 2)		267,738,530	$633.2	$21.3	$260.3	$1,314.3	$2,229.1	$68.4	$2,297.5
Net income		—	$—	$—	$—	$207.7	$207.7	$7.0	$214.7
Other comprehensive (loss) income		—	—	—	(11.4)	13.6	2.2	4.2	6.4
Total comprehensive (loss) income		—	$—	$—	$(11.4)	$221.3	$209.9	$11.2	$221.1
Stock options exercised		771,825	13.3	(1.8)	—	—	11.5	—	11.5
Optional cash purchase of shares		1,873	0.1	—	—	—	0.1	—	0.1
Common shares repurchased and cancelled	8	(3,610,100)	(8.7)	—	—	(84.1)	(92.8)	—	(92.8)
Share-based compensation expense		—	—	5.7	—	—	5.7	—	5.7
Stock dividends	8	113,600	3.0	—	—	(3.0)	—	—	—
Cash dividends	8	—	—	—	—	(74.3)	(74.3)	—	(74.3)
Balances, end of period		265,015,728	$640.9	$25.2	$248.9	$1,374.2	$2,289.2	$79.6	$2,368.8
		Attributable to equity holders of the Company
Nine months ended December 31, 2017		Common shares			Accumulated other			interest
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	Notes	shares	value	surplus	income	earnings	Total	interest	equity
Balances, beginning of period (Restated Note 2)		268,397,224	$615.4	$19.4	$191.1	$1,126.2	$1,952.1	$60.2	$2,012.3
Net income		—	$—	$—	$—	$263.7	$263.7	$5.4	$269.1
Other comprehensive loss		—	—	—	(18.0)	(32.2)	(50.2)	(2.2)	(52.4)
Total comprehensive (loss) income		—	$—	$—	$(18.0)	$231.5	$213.5	$3.2	$216.7
Stock options exercised		1,002,300	15.2	(2.4)	—	—	12.8	—	12.8
Optional cash purchase of shares		1,496	—	—	—	—	—	—	—
Common shares repurchased and cancelled	8	(2,061,500)	(4.8)	—	—	(39.6)	(44.4)	—	(44.4)
Share-based compensation expense		—	—	4.4	—	—	4.4	—	4.4
Additions to non-controlling interests		—	—	—	—	—	—	3.3	3.3
Dividends to non-controlling interests		—	—	—	—	—	—	(2.5)	(2.5)
Stock dividends	8	108,899	2.4	—	—	(2.4)	—	—	—
Cash dividends	8	—	—	—	—	(67.4)	(67.4)	—	(67.4)
Balances, end of period (Restated)		267,448,419	$628.2	$21.4	$173.1	$1,248.3	$2,071.0	$64.2	$2,135.2

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE Third Quarter Report 2019 I 31

Consolidated Interim Financial Statements

Consolidated Statement of Cash Flows

Nine months ended December 31
(amounts in millions of Canadian dollars)	Notes	2018	2017
			Restated
Operating activities
Net income		$214.7	$269.1
Adjustments for:
Depreciation of property, plant and equipment	4	97.3	90.8
Amortization of intangible and other assets	4	56.4	61.1
After tax share in profit of equity accounted investees		(23.1)	(31.9)
Deferred income taxes	9	24.9	(9.8)
Investment tax credits		(8.0)	(14.4)
Share-based compensation		3.4	7.9
Defined benefit pension plans		12.4	6.0
Amortization of other non-current liabilities		(22.1)	(24.0)
Derivative financial assets and liabilities – net		4.4	4.8
Remeasurement of investment, net of reorganization and other costs		—	(4.0)
Other		3.5	(15.1)
Changes in non-cash working capital	9	0.3	(75.0)
Net cash provided by operating activities		$364.1	$265.5
Investing activities
Business combinations, net of cash and cash equivalents acquired	3	$(33.5)	$(124.4)
Net proceeds from disposal of interests in investment		—	117.8
Addition of assets through the monetization of royalties	4	(202.7)	—
Capital expenditures for property, plant and equipment	4	(155.6)	(116.5)
Proceeds from disposal of property, plant and equipment		2.5	16.4
Additions to intangibles	4	(62.1)	(31.9)
Net payments to equity accounted investees		(27.0)	(11.7)
Dividends received from equity accounted investees		7.1	23.6
Other		2.9	0.7
Net cash used in investing activities		$(468.4)	$(126.0)
Financing activities
Proceeds from borrowing under revolving unsecured credit facilities		$237.0	$106.0
Repayment of borrowing under revolving unsecured credit facilities		(237.0)	(106.0)
Proceeds from long-term debt		84.3	27.3
Repayment of long-term debt		(66.6)	(23.8)
Repayment of finance lease		(8.3)	(15.6)
Dividends paid		(74.3)	(67.4)
Issuance of common shares		11.6	12.8
Repurchase of common shares	8	(92.8)	(44.4)
Other		—	(1.9)
Net cash used in financing activities		$(146.1)	$(113.0)
Effect of foreign exchange rate changes on cash
and cash equivalents		$0.6	$(0.4)
Net (decrease) increase in cash and cash equivalents		$(249.8)	$26.1
Cash and cash equivalents, beginning of period		611.5	504.7
Cash and cash equivalents, end of period		$361.7	$530.8
Supplemental information:
Interest paid		$38.0	$38.8
Interest received		10.5	9.5
Income taxes paid		23.4	30.6

The accompanying notes form an integral part of these Consolidated Financial Statements.

32 I CAE Third Quarter Report 2019

Notes to the Consolidated Interim Financial Statements

Notes to the Consolidated Interim Financial Statements
(Unless otherwise stated, all tabular amounts are in millions of Canadian dollars)

The consolidated interim financial statements were authorized for issue by the board of directors on February 8, 2019.

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of operations
CAE Inc. and its subsidiaries (or the Company) design, manufacture and supply simulation equipment, provide training, and develop integrated training solutions for defence and security markets, commercial airlines, business aircraft operators, helicopter operators, aircraft manufacturers and for healthcare education and service providers. CAE’s flight simulators replicate aircraft performance in normal and abnormal operations as well as a comprehensive set of environmental conditions utilizing visual systems that contain a database of airports, other landing areas, flying environments, mission-specific environments, and motion and sound cues. The Company offers a range of flight training devices based on the same software used on its simulators. The Company also operates a global network of training centres with locations around the world.

The Company’s operations are managed through three segments:

(i)
Civil Aviation Training Solutions – Provides comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a range of flight simulation training devices, as well as ab initio pilot training and crew sourcing services;

(ii)	Defence and Security – Is a training systems integrator for defence forces across the air, land and naval domains, and for government organizations responsible for public safety;

(iii)
Healthcare – Designs and manufactures simulators, audiovisual and simulation centre management solutions, develops courseware and offers services for training of medical, nursing and allied healthcare students as well as medical practitioners worldwide.

CAE is a limited liability company incorporated and domiciled in Canada. The address of the main office is 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada, H4T 1G6. CAE shares are traded on the Toronto Stock Exchange and on the New York Stock Exchange.

Seasonality and cyclicality of the business
The Company’s business operating segments are affected in varying degrees by market cyclicality and/or seasonality. As such, operating performance over a given interim period should not necessarily be considered indicative of full fiscal year performance.

The Civil Aviation Training Solutions segment sells equipment directly to airlines and to the extent that the entire commercial airline industry is affected by cycles of expansion and contraction, the Company’s performance will also be affected. The segment activities are also affected by the seasonality of its industry – in times of peak travel (such as holidays), airline and business jet pilots are generally occupied flying aircraft rather than attending training sessions. The opposite also holds true – slower travel periods tend to be more active training periods for pilots. Therefore, the Company has historically experienced lower demand during the second quarter.

Basis of preparation
The key accounting policies applied in the preparation of these consolidated interim financial statements are consistent with those disclosed in Note 1 of the Company’s consolidated financial statements for the year ended March 31, 2018, except for the changes in accounting policies described in Note 2. These policies have been consistently applied to all periods presented. These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements for the year ended March 31, 2018.

The consolidated interim financial statements have been prepared in accordance with Part I of the CPA Canada Handbook – Accounting, International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, IAS 34, Interim Financial Reporting.

The functional and presentation currency of CAE Inc. is the Canadian dollar.

Use of judgements, estimates and assumptions
The preparation of consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. In preparing these consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements of the year ended March 31, 2018, except for the changes presented in Note 2.

CAE Third Quarter Report 2019 I 33

Notes to the Consolidated Interim Financial Statements

NOTE 2 – CHANGES IN ACCOUNTING POLICIES
New and amended standards adopted by the Company
IFRS 15 - Revenue from contracts with customers
In May 2014, the IASB released IFRS 15 - Revenue from Contracts with Customers, which supersedes IAS 11 - Construction Contracts and IAS 18 - Revenue and related interpretations. The core principle of the new standard is to recognize revenue to depict fulfillment of performance obligations to customers in amounts that reflect the consideration to which the Company expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the customer obtains control of the goods or services. The new standard also provides guidance for transactions that were not previously addressed comprehensively, improves guidance for multiple-element arrangements and enhances revenue related disclosures.

IFRS 15 was adopted effective April 1, 2018. The Company elected to implement the standard using the full retrospective method, which requires the restatement of the Company's 2018 results and an opening adjustment to equity as at April 1, 2017. The Company has also elected to use the following practical expedients:

–	No restatement for contracts that were completed as at, or prior to April 1, 2017;

–
Reflecting the aggregate effect of modifications to contracts that occurred prior to April 1, 2017 when identifying the satisfied and unsatisfied performance obligations and when determining the transaction prices to be allocated thereto; and

–	For all periods presented prior to April 1, 2018, the amount of the transaction price allocated to the remaining performance obligations or expected depletion of that amount will not be disclosed.

The Company has reviewed its revenue contracts to evaluate the effect of the new standard on CAE's revenue recognition practices. The adoption of the new standard had the following impacts:

–
Revenue recognition for certain performance obligations previously accounted for using the percentage-of-completion method no longer meet the requirements for revenue recognition over time. Revenue for these performance obligations are recognized upon completion. As the performance obligations for these devices are met and manufacturing advances, the costs to build are recognized as inventory;

–
Contracts in which the Company receives significant payment in advance now require a portion of the contract consideration to be allocated to a significant financing component, when certain criteria are met;

–	Identification of performance obligations for certain multiple-element arrangements is changed;

–
The Company previously presented contract assets and liabilities related to construction contracts in the contracts in progress accounts, while balances related to the sale of goods and services were presented in accrued receivables and deferred revenue. All contract balances, on a contract-by-contract basis, are now presented in contract assets or contract liabilities.

34 I CAE Third Quarter Report 2019

Notes to the Consolidated Interim Financial Statements

The cumulative effect of the impacts of adopting IFRS 15 are presented in the tables below:

Reconciliation of financial position

	April 1, 2017			March 31, 2018
As previously		IFRS 15		As previously	IFRS 15
(amounts in millions)	reported	Adjustments	As restated	reported	Adjustments	As restated
Assets
Cash and cash equivalents	$504.7	$—	$504.7	$611.5	$—	$611.5
Accounts receivable	548.4	(98.3)	450.1	568.4	(116.4)	452.0
Contracts in progress: assets	337.5	(337.5)	—	401.6	(401.6)	—
Contract assets	—	348.5	348.5	—	439.7	439.7
Inventories	416.3	132.7	549.0	375.3	140.8	516.1
Prepayments	63.8	—	63.8	50.0	—	50.0
Income taxes recoverable	25.6	—	25.6	40.7	—	40.7
Derivative financial assets	23.4	—	23.4	13.3	—	13.3
Total current assets	$1,919.7	$45.4	$1,965.1	$2,060.8	$62.5	$2,123.3
Property, plant and equipment	1,582.6	—	1,582.6	1,803.9	—	1,803.9
Intangible assets	944.0	—	944.0	1,055.6	—	1,055.6
Investment in equity
accounted investees	378.4	(2.6)	375.8	244.5	(1.8)	242.7
Deferred tax assets	42.8	0.1	42.9	60.9	0.3	61.2
Derivative financial assets	16.0	—	16.0	11.5	—	11.5
Other assets	471.3	—	471.3	482.0	—	482.0
Total assets	$5,354.8	$42.9	$5,397.7	$5,719.2	$61.0	$5,780.2

Liabilities and equity
Accounts payable and
accrued liabilities	$695.2	$(9.1)	$686.1	$669.6	$(2.7)	$666.9
Provisions	43.2	—	43.2	32.1	—	32.1
Income taxes payable	9.6	—	9.6	15.3	—	15.3
Deferred revenue	266.6	(255.2)	11.4	371.5	(361.5)	10.0
Contracts in progress:
liabilities	191.9	(191.9)	—	161.8	(161.8)	—
Contract liabilities	—	593.4	593.4	—	679.5	679.5
Current portion of
long-term debt	51.9	—	51.9	52.2	—	52.2
Derivative financial liabilities	15.5	—	15.5	18.1	—	18.1
Total current liabilities	$1,273.9	$137.2	$1,411.1	$1,320.6	$153.5	$1,474.1
Provisions	39.1	—	39.1	39.5	—	39.5
Long-term debt	1,203.5	—	1,203.5	1,208.7	—	1,208.7
Royalty obligations	138.5	—	138.5	140.8	—	140.8
Employee benefits obligations	157.7	—	157.7	200.6	—	200.6
Deferred gains
and other liabilities	217.8	—	217.8	229.9	—	229.9
Deferred tax liabilities	238.6	(25.6)	213.0	208.1	(23.4)	184.7
Derivative financial liabilities	4.7	—	4.7	4.4	—	4.4
Total liabilities	$3,273.8	$111.6	$3,385.4	$3,352.6	$130.1	$3,482.7
Equity
Share capital	$615.4	$—	$615.4	$633.2	$—	$633.2
Contributed surplus	19.4	—	19.4	21.3	—	21.3
Accumulated other
comprehensive income	193.7	(2.6)	191.1	262.3	(2.0)	260.3
Retained earnings	1,192.3	(66.1)	1,126.2	1,381.4	(67.1)	1,314.3
Equity attributable to equity
holders of the Company	$2,020.8	$(68.7)	$1,952.1	$2,298.2	$(69.1)	$2,229.1
Non-controlling interests	60.2	—	60.2	68.4	—	68.4
Total equity	$2,081.0	$(68.7)	$2,012.3	$2,366.6	$(69.1)	$2,297.5
Total liabilities and equity	$5,354.8	$42.9	$5,397.7	$5,719.2	$61.0	$5,780.2

CAE Third Quarter Report 2019 I 35

Notes to the Consolidated Interim Financial Statements

Reconciliation of net income

	Three months ended December 31, 2017			Nine months ended December 31, 2017
As previously		IFRS 15		As previously	IFRS 15
	reported	Adjustments	As restated	reported	Adjustments	As restated
Revenue	$704.4	$123.8	$828.2	$2,049.3	$53.3	$2,102.6
Cost of sales	488.7	83.8	572.5	1,432.9	28.8	1,461.7
Gross profit	$215.7	$40.0	$255.7	$616.4	$24.5	$640.9
Research and development
expenses	29.8	—	29.8	92.1	—	92.1
Selling, general and
administrative expenses	98.6	—	98.6	268.5	—	268.5
Other gains – net	(15.1)	—	(15.1)	(33.1)	—	(33.1)
After tax share in profit of equity
accounted investees	(10.4)	1.6	(8.8)	(31.0)	(0.9)	(31.9)
Operating profit	$112.8	$38.4	$151.2	$319.9	$25.4	$345.3
Finance expense – net	16.9	0.3	17.2	52.2	0.8	53.0
Earnings before income taxes	$95.9	$38.1	$134.0	$267.7	$24.6	$292.3
Income tax (recovery) expense	(24.0)	12.2	(11.8)	15.4	7.8	23.2
Net income	$119.9	$25.9	$145.8	$252.3	$16.8	$269.1
Attributable to:
Equity holders of the Company	$117.9	$25.9	$143.8	$246.9	$16.8	$263.7
Non-controlling interests	2.0	—	2.0	5.4	—	5.4
Earnings per share attributable to
equity holders of the Company
Basic	$0.44	$0.10	$0.54	$0.92	$0.06	$0.98
Diluted	$0.44	$0.09	$0.53	$0.92	$0.06	$0.98

		Year ended March 31, 2018
		As previously	IFRS 15
	reported	reported	Adjustments	As restated
Revenue		$2,830.0	$(6.5)	$2,823.5
Cost of sales		1,953.1	(7.5)	1,945.6
Gross profit		$876.9	$1.0	$877.9
Research and development
expenses		114.9	—	114.9
Selling, general and
administrative expenses		380.8	—	380.8
Other gains – net		(37.4)	—	(37.4)
After tax share in profit of equity
accounted investees		(42.4)	(0.8)	(43.2)
Operating profit		$461.0	$1.8	$462.8
Finance expense – net		76.2	1.0	77.2
Earnings before income taxes		$384.8	$0.8	$385.6
Income tax expense		29.1	1.8	30.9
Net income		$355.7	$(1.0)	$354.7
Attributable to:
Equity holders of the Company		$347.0	$(1.0)	$346.0
Non-controlling interests		8.7	—	8.7
Earnings per share attributable to
equity holders of the Company
Basic		$1.29	$—	$1.29
Diluted		$1.29	$(0.01)	$1.28

While the timing of contract revenue and profit recognition is impacted, there is no change to cash flows.

36 I CAE Third Quarter Report 2019

Notes to the Consolidated Interim Financial Statements

The key changes to the Company's accounting policies are summarized below:

Revenue Recognition
Performance Obligations
A performance obligation is a contractual promise with a customer to transfer a distinct good or service and is the unit of account for revenue recognition.

A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The transaction price includes, among other things and when applicable, an estimate of variable consideration only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not subsequently occur. Variable consideration is usually derived from sales incentives, in the form of discounts or volume rebates, and penalties. The Company also accounts for a significant financing component on contracts where timing of cash receipts and revenue recognition differ substantially.

For contracts with multiple performance obligations, the contract’s transaction price is allocated based on the estimated relative stand-alone selling prices of the promised goods or services underlying each performance obligation. If a stand-alone selling price is not directly observable from stand-alone sales of goods or services to similar customers, the Company estimates the stand-alone selling price using the expected cost plus a margin approach.

The Company’s performance obligations are satisfied over time or at a point in time.

Revenues from contracts with customers for the design, engineering, and manufacturing of training devices is recognized over time using the cost input method, if the Company determines that these devices have no alternative use and the Company has enforceable rights to payment for work completed to date. When the Company determines that there is an alternative use for these devices, revenue is recognized when the customer obtains control upon completion.

Revenues from the sale of training hours or training courses are recognized at a point in time, at completion.

Revenues from the sale of product maintenance services and post-delivery customer support are recognized over time, using the time elapsed output method. Revenues from update services are recognized over time, using the cost input method.

Contract balances
Account receivables include amounts billed and currently due from customers. A contract asset is recognized when revenue is recognized in excess of billings or when the Company has a right to consideration and that right is conditional to something other than the passage of time. A contract liability is recognized for payments received in excess of revenue recognized. Contract assets and contract liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period.

Use of judgements, estimates and provisions
The application of IFRS 15 requires the Company to make judgements and estimates that affect the timing and amount of revenue from contracts with customers, including judgements and estimates regarding:

–	The combination of contracts;

–	The transaction price and the amounts allocated to performance obligations;

–	The timing of satisfaction of performance obligations.

IFRS 9 - Financial instruments
In July 2014, the IASB released the final version of IFRS 9 - Financial Instruments replacing IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 incorporates all three aspects of the accounting for financial instruments: classification and measurement, impairment and hedge accounting.

IFRS 9 contains a new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics. The new standard largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities.

IFRS 9 replaces the ‘incurred loss’ model in IAS 39 with an ‘expected credit loss’ model. Specifically, the new standard requires entities to account for expected credit losses when financial instruments are first recognized and requires the recognition of expected credit losses on a timelier basis.

The new hedge accounting model is more principles-based and aligns hedge accounting more closely with risk management.

IFRS 9 was adopted retrospectively, with the initial application date as of April 1, 2018. The adoption of this standard had no impact on the consolidated financial statements of CAE.

CAE Third Quarter Report 2019 I 37

Notes to the Consolidated Interim Financial Statements

The key changes to the Company’s accounting policies are summarized below:

Financial instruments
Classification and measurement
Financial assets are initially recognized at fair value and are subsequently classified either as measured at amortized cost, fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL).

A financial asset for which the contractual terms give rise to cash flows that are solely payments of principal and interest is classified as being subsequently measured at amortized cost if the asset is held within a business model whose objective is to collect contractual cash flows and at FVOCI if it is held in a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets.

All other financial assets are classified as being subsequently measured at FVTPL, except if at initial recognition of an equity investment that is not held for trading, the Company elects to present in OCI subsequent changes in its fair value. For equity investments for which subsequent changes in fair value are presented in OCI, the amounts recognized in OCI are never reclassified to income.

The existing IAS 39 categories of held-to-maturity, loans and receivable and available-for-sale are eliminated. The Company’s financial assets classified as loans and receivables and available-for-sale at March 31, 2018 have been reclassified respectively to financial assets at amortized cost and FVOCI.

Impairment
The expected credit loss’ model applies to financial assets carried at amortized cost. The model uses a dual measurement approach, under which the loss allowance is measured as either: the 12-month expected credit losses or at the lifetime expected credit losses. The Company has applied the simplified approach and records lifetime expected losses on accounts receivable and contract assets.

Hedge accounting
All existing hedge relationships that are currently designated as effective hedging relationships continue to qualify for hedge accounting under IFRS 9. IFRS 9 does not change the general principles of how the Company accounts for effective hedges but introduces a new hedge accounting model that require the Company to ensure that its hedge accounting is more closely aligned with its risk management objectives and strategy. The new model also requires the Company to apply a more qualitative and forward-looking approach to assessing hedge effectiveness.

New and amended standards not yet adopted by the Company
IFRS 16 - Leases
In January 2016, the IASB released IFRS 16 - Leases, which will replace IAS 17 - Leases and related interpretations. The new standard introduces a single lessee accounting model and eliminates the classification of leases as either operating or finance leases. It requires the lessee to recognize a right-of-use asset and a lease obligation for substantially all leases. Lessors will continue to classify leases as operating leases or finance leases as IFRS 16 substantially carries forward the current lessor accounting requirements.

For the Company, IFRS 16 will be effective for the fiscal period beginning on April 1, 2019.

IFRS 16 can be applied using one of the following two methods:

–	Retrospectively to each prior reporting period presented applying IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors; or

–	Retrospectively with the cumulative effect of initially applying IFRS 16 recognized in retained earnings at the date of initial application (the “Modified Retrospective Approach”).

The Company has elected to apply IFRS 16 using the Modified Retrospective Approach. Under this approach, the comparative information will not be restated and the cumulative effect of initially applying IFRS 16 will be recognized in retained earnings at the date of initial application, on April 1, 2019.

The Company is still assessing the impact of the application of IFRS 16 on its financial statements. While the Company has decided to exclude certain low value items and short-term leases when implementing IFRS 16, it has not yet completed the determination of all optional exemptions to be applied.

Where the Company is the lessee for leases that are considered operating leases under IAS 17, the adoption of IFRS 16 on April 1, 2019 will result in the recognition of assets and liabilities on the consolidated statement of financial position. The change to the recognition, measurement and presentation requirements from the adoption of this standard will result in a decrease of the Company’s operating lease expense and an increase of its finance and depreciation expenses.

38 I CAE Third Quarter Report 2019

Notes to the Consolidated Interim Financial Statements

NOTE 3 - BUSINESS COMBINATIONS
Alpha-Omega Change Engineering
On July 31, 2018, the Company acquired the shares of Alpha-Omega Change Engineering Inc. (AOCE) for cash consideration (net of cash acquired) of $33.5 million, subject to purchase price adjustments. AOCE is a provider of aircrew training services, operational test and evaluation, and engineering support services to the U.S. Department of Defense and U.S. intelligence service.

The purchase price is mainly allocated to goodwill and intangible assets. The acquisition will enhance the Company core capabilities as a training systems integrator, grow its position on enduring platforms such as fighter aircraft, and expand the ability to pursue higher-level security programs in the United States.

The net assets acquired, including intangibles, are included in the Defence and Security segment.

The purchase price allocation is expected to be completed as soon as management has gathered all the significant information available and considered necessary to finalize the allocation.

Bombardier's Business Aircraft Training Business
On November 8, 2018, the Company announced that it has agreed to acquire Bombardier’s Business Aircraft Training (BAT) Business for a consideration of US $645 million, before liabilities assumed. The acquisition will provide the Company with a specialized workforce, a portfolio of customers, and 12 business jet full-flight simulators and training devices to add to its training network. The closing of the transaction is subject to regulatory approvals.

NOTE 4 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION
The Company elected to organize its operating segments principally on the basis of its customer markets. The Company manages its operations through its three segments. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker.

The Company has decided to disaggregate revenue from contracts with customers by segment, by products and services and by geographic location as the Company believes it best depicts how the nature, amount, timing and uncertainty of its revenue and cash flows are affected by economic factors.

Results by segment
The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is operating profit (hereinafter referred to as segment operating income). The accounting principles used to prepare the information by operating segments are the same as those used to prepare the Company’s consolidated financial statements. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales.

	Civil Aviation		Defence
	Training Solutions		and Security		Healthcare		Total
Three months ended December 31	2018	2017	2018	2017	2018	2017	2018	2017
		Restated		Restated		Restated		Restated
External revenue	$458.4	$540.5	$330.2	$259.8	$27.7	$27.9	$816.3	$828.2
Depreciation and amortization
Property, plant and equipment	28.2	26.4	4.8	4.0	0.7	0.6	33.7	31.0
Intangible and other assets	9.5	9.5	7.0	6.3	2.7	2.6	19.2	18.4
Write-downs of inventories – net	0.2	0.3	0.3	0.3	—	—	0.5	0.6
Write-downs of accounts receivable – net	0.1	3.5	—	—	—	—	0.1	3.5
After tax share in profit of equity
accounted investees	7.8	5.7	1.9	3.1	—	—	9.7	8.8
Segment operating income	87.2	119.4	25.2	30.3	0.6	1.5	113.0	151.2

CAE Third Quarter Report 2019 I 39

Notes to the Consolidated Interim Financial Statements

	Civil Aviation		Defence
	Training Solutions		and Security		Healthcare		Total
Nine months ended December 31	2018	2017	2018	2017	2018	2017	2018	2017
		Restated		Restated		Restated		Restated
External revenue	$1,282.4	$1,230.0	$918.8	$792.5	$80.9	$80.1	$2,282.1	$2,102.6
Depreciation and amortization
Property, plant and equipment	81.1	74.6	14.2	14.3	2.0	1.9	97.3	90.8
Intangible and other assets	28.6	28.3	19.9	24.8	7.9	8.0	56.4	61.1
Write-downs of inventories – net	0.4	2.2	0.6	0.7	0.1	—	1.1	2.9
Write-downs (reversals of write-downs)
of accounts receivable – net	0.4	3.6	0.4	—	—	(0.1)	0.8	3.5
After tax share in profit of equity
accounted investees	15.4	23.4	7.7	8.5	—	—	23.1	31.9
Segment operating income	228.8	255.6	80.8	87.6	0.6	2.1	310.2	345.3

Capital expenditures which consist of additions to non-current assets (other than financial instruments and deferred tax assets), by segment are as follows:

	Three months ended December 31		Nine months ended December 31
Nine months ended December 31	2018	2017	2018	2017
Civil Aviation Training Solutions	$65.6	$45.2	$165.0	$107.7
Defence and Security	15.9	7.0	43.5	33.2
Healthcare	4.6	2.2	9.2	7.5
Total capital expenditures	$86.1	$54.4	$217.7	$148.4

Addition of assets through the monetization of royalties
In November, the Company agreed to monetize its future royalty obligations under an Authorized Training Provider agreement with Bombardier and extend this agreement to 2038. In December, the Company concluded the monetization transaction which resulted in a cash outlay of $202.7 million [US $155.0 million]. The monetization represents the discounted sum of expected royalties payable by CAE over the next 20 years. As a result of this transaction, $156.7 million of intangible assets and $46.0 million of property, plant and equipment were recognized in the Civil Aviation Training Solutions segment.

Assets and liabilities employed by segment
The Company uses assets employed and liabilities employed to assess resources allocated to each segment. Assets employed include accounts receivable, contract assets, inventories, prepayments, property, plant and equipment, intangible assets, investment in equity accounted investees, derivative financial assets and other assets. Liabilities employed include accounts payable and accrued liabilities, provisions, contract liabilities, deferred gains and other liabilities and derivative financial liabilities.

Assets and liabilities employed by segment are reconciled to total assets and liabilities as follows:

	December 31	March 31
	2018	2018
		Restated
Assets employed
Civil Aviation Training Solutions	$3,501.7	$3,072.8
Defence and Security	1,678.0	1,414.0
Healthcare	268.7	253.5
Assets not included in assets employed	846.1	1,039.9
Total assets	$6,294.5	$5,780.2
Liabilities employed
Civil Aviation Training Solutions	$1,168.0	$1,031.0
Defence and Security	645.2	469.8
Healthcare	45.5	42.0
Liabilities not included in liabilities employed	2,067.0	1,939.9
Total liabilities	$3,925.7	$3,482.7

40 I CAE Third Quarter Report 2019

Notes to the Consolidated Interim Financial Statements

Products and services information
The Company's revenue from external customers for its products and services are as follows:

	Three months ended December 31		Nine months ended December 31
Nine months ended December 31	2018	2017	2018	2017
		Restated		Restated
Revenue
Simulation products	$348.2	$440.5	$962.7	$964.5
Training and services	468.1	387.7	1,319.4	1,138.1
	$816.3	$828.2	$2,282.1	$2,102.6

Geographic information
The Company markets its products and services globally. Revenues are attributed to countries based on the location of customers. Non‑current assets other than financial instruments and deferred tax assets are attributed to countries based on the location of the assets.

	Three months ended December 31		Nine months ended December 31
Nine months ended December 31	2018	2017	2018	2017
		Restated		Restated
Revenue from external customers
Canada	$58.7	$60.4	$183.2	$198.2
United States	315.1	284.2	840.2	757.9
United Kingdom	57.8	51.0	162.8	180.2
Germany	26.6	29.2	79.2	69.9
Netherlands	44.4	21.7	69.8	64.0
Other European countries	103.2	80.5	330.8	227.0
United Arab Emirates	27.4	34.6	88.9	95.8
China	74.9	108.3	179.7	177.5
Other Asian countries	60.4	123.1	209.0	233.2
Australia	10.4	16.8	38.4	42.7
Other countries	37.4	18.4	100.1	56.2
	$816.3	$828.2	$2,282.1	$2,102.6

	December 31	March 31
	2018	2018
		Restated
Non-current assets other than financial instruments and deferred tax assets
Canada	$1,216.1	$903.2
United States	1,089.5	945.7
Brazil	124.2	118.1
United Kingdom	258.8	250.3
Luxembourg	192.3	194.1
Netherlands	208.4	223.6
Other European countries	339.1	324.8
Malaysia	179.4	197.1
Other Asian countries	164.3	149.2
Other countries	87.6	82.1
	$3,859.7	$3,388.2

CAE Third Quarter Report 2019 I 41

Notes to the Consolidated Interim Financial Statements

NOTE 5 – OTHER GAINS – NET

	Three months ended December 31		Nine months ended December 31
Nine months ended December 31	2018	2017	2018	2017
Disposal of property, plant and equipment	$0.1	$0.2	$1.2	$5.4
Net foreign exchange (losses) gains	(0.2)	6.7	15.2	4.3
Remeasurement of investment – net	—	12.2	—	12.2
Disposal of interest in investment	—	—	—	14.3
Other	2.6	(4.0)	0.7	(3.1)
Other gains – net	$2.5	$15.1	$17.1	$33.1

NOTE 6 – DEBT FACILITIES AND FINANCE EXPENSE – NET
Debt facilities
Following the announcement of the agreement to acquire Bombardier’s BAT Business (Note 3), the Company entered into an agreement to issue a series of unsecured senior notes through a private placement in an aggregate available amount of US $550.0 million during the third quarter of fiscal 2019. The notes will be issued in several US dollar denominated tranches with fixed interest rates ranging from 4.45 to 4.90 % annually and maturities ranging from 10 to 15 years. The debt facilities were unused at December 31, 2018.

In December 2018, the Company entered into term loans in an aggregate amount of US $150.0 million. There was no amount drawn under this new credit facility as at December 31, 2018.

Finance expense – net

	Three months ended December 31		Nine months ended December 31
Nine months ended December 31	2018	2017	2018	2017
		Restated		Restated
Finance expense:
Long-term debt (other than finance leases)	$14.8	$13.3	$44.4	$39.6
Finance leases	1.9	2.0	5.6	6.8
Royalty obligations	3.0	2.7	9.0	8.1
Employee benefits obligations	1.5	1.3	4.2	3.7
Financing cost amortization	0.2	0.4	0.8	1.1
Other	3.3	2.1	8.6	6.5
Borrowing costs capitalized	(1.4)	(0.8)	(3.5)	(2.5)
Finance expense	$23.3	$21.0	$69.1	$63.3
Finance income:
Loans and finance lease contracts	$(2.0)	$(2.5)	$(6.7)	$(7.4)
Other	(2.0)	(1.3)	(7.2)	(2.9)
Finance income	$(4.0)	$(3.8)	$(13.9)	$(10.3)
Finance expense – net	$19.3	$17.2	$55.2	$53.0

NOTE 7 – GOVERNMENT PARTICIPATION
Project Digital Intelligence
During the second quarter of fiscal 2019, the Company announced a plan to invest in R&D innovations over the next 5 years, including Project Digital Intelligence (PDI). The aim is to develop the next generation training solutions for aviation, defence and security and healthcare to leverage digital technologies.

The Government of Canada, through the Strategic Innovation Fund (SIF), and the Government of Québec, through Investissement Québec (IQ), agreed to participate in the project through interest free loans of up to $150.0 million and $47.5 million, respectively, in relation to eligible costs incurred from fiscal 2019 to fiscal 2023.

42 I CAE Third Quarter Report 2019

Notes to the Consolidated Interim Financial Statements

The following table provides aggregate information regarding net contributions recognized and amounts not yet received for the projects New Core Markets, Innovate, SimÉco 4.0 and PDI:

	Three months ended December 31		Nine months ended December 31
Nine months ended December 31	2018	2017	2018	2017
Net outstanding contribution receivable, beginning of period	$16.3	$6.6	$6.2	$6.3
Contributions	13.9	7.1	32.9	21.0
Payments received	(10.8)	(7.3)	(19.7)	(20.9)
Net outstanding contribution receivable, end of period	$19.4	$6.4	$19.4	$6.4

NOTE 8 – SHARE CAPITAL, EARNINGS PER SHARE AND DIVIDENDS
Share capital
Repurchase and cancellation of common shares
On February 9, 2018, the Company announced the renewal of the normal course issuer bid (NCIB) to purchase up to 5,349,804 of its common shares. The NCIB began on February 23, 2018 and will end on February 22, 2019 or on such earlier date when the Company completes its purchases or elects to terminate the NCIB. These purchases will be made on the open market plus brokerage fees through the facilities of the TSX and/or alternative trading systems at the prevailing market price at the time of the transaction, in accordance with the TSX’s applicable policies. All common shares purchased pursuant to the NCIB will be cancelled.
During the nine months ended December 31, 2018, the Company repurchased and cancelled a total of 3,610,100 common shares (2017 – 2,061,500) under the NCIB, at a weighted average price of $25.71 per common share (2017 – $21.52), for a total consideration of $92.8 million (2017 – $44.4 million). An excess of $84.1 million (2017 – $39.6 million) of the shares’ repurchase value over their carrying amount was charged to retained earnings as share repurchase premiums.

Earnings per share computation
The denominators for the basic and diluted earnings per share computations are as follows:

	Three months ended December 31		Nine months ended December 31
	2018	2017	2018	2017
Weighted average number of common shares outstanding	266,073,641	268,098,211	267,050,425	268,458,862
Effect of dilutive stock options	1,407,901	1,393,285	1,504,036	1,250,788
Weighted average number of common shares outstanding
for diluted earnings per share calculation	267,481,542	269,491,496	268,554,461	269,709,650

For the three months ended December 31, 2018, options to acquire 1,722,800 common shares (2017 – no option) have been excluded from the above calculation since their inclusion would have had an anti-dilutive effect.

For the nine months ended December 31, 2018, options to acquire 1,722,800 common shares (2017 – 1,950,100) have been excluded from the above calculation since their inclusion would have had an anti-dilutive effect.

Dividends
The dividends declared for the three months ended December 31, 2018 were $26.5 million or $0.10 per share (2017 – $24.1 million or $0.09 per share). For the nine months ended December 31, 2018, dividends declared were $77.3 million or $0.29 per share (2017 – $69.8 million or $0.26 per share).

CAE Third Quarter Report 2019 I 43

Notes to the Consolidated Interim Financial Statements

NOTE 9 – SUPPLEMENTARY CASH FLOWS INFORMATION
Changes in non-cash working capital are as follows:

Nine months ended December 31	2018	2017
		Restated
Cash (used in) provided by non-cash working capital:
Accounts receivable	$(74.5)	$24.0
Contract assets	(38.5)	(78.8)
Inventories	(77.6)	24.4
Prepayments	(11.3)	(9.1)
Income taxes recoverable	(25.0)	0.6
Accounts payable and accrued liabilities	178.2	(80.3)
Provisions	(9.1)	(15.4)
Income taxes payable	1.9	(11.1)
Deferred revenue	(2.3)	(1.3)
Contract liabilities	58.5	72.0
Changes in non-cash working capital	$0.3	$(75.0)

NOTE 10 – FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, the Company determines the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, the Company primarily uses external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate the Company’s best estimates of market participant assumptions. Counterparty credit risk and the Company’s own credit risk are taken into account in estimating the fair value of financial assets and financial liabilities.

The following assumptions and valuation methodologies have been used to measure the fair value of financial instruments:

(i)	The fair value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;

(ii)
The fair value of derivative instruments, which include forward contracts, swap agreements and embedded derivatives accounted for separately and is calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and forward foreign exchange rate. Assumptions are based on market conditions prevailing at each reporting date. The fair value of derivative instruments reflect the estimated amounts that the Company would receive or pay to settle the contracts at the reporting date;

(iii)
The fair value of the equity investments, which does not have a readily available market value, is estimated using a discounted cash flow model, which includes some assumptions that are not based on observable market prices or rates;

(iv)	The fair value of non-current receivables is estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities;

(v)
The fair value of long-term debts and non-current liabilities, including finance lease obligations and royalty obligations, are estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities;

(vi)
The fair value of the contingent considerations arising on business combinations are based on the estimated amount and timing of projected cash flows, the probability of the achievement of the criteria on which the contingency is based and the risk-adjusted discount rate used to present value the probability-weighted cash flows.

Fair value hierarchy
The fair value hierarchy reflects the significance of the inputs used in making the measurements and has the following levels:

Level 1:   Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:   Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices in markets that are not active) or indirectly (i.e. quoted prices for similar assets or liabilities);

Level 3:   Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.

44 I CAE Third Quarter Report 2019

Notes to the Consolidated Interim Financial Statements

The carrying values and fair values of financial instruments, by class, are as follows:

		December 31			March 31
			2018		2018
	Level	Carrying Value	Fair value	Carrying Value	Fair value
				Restated	Restated
		Total	Total	Total	Total
Financial assets (liabilities) carried at FVTPL(1)
Cash and cash equivalents	Level 1	$361.7	$361.7	$611.5	$611.5
Restricted cash	Level 1	33.3	33.3	31.8	31.8
Embedded foreign currency derivatives	Level 2	0.9	0.9	0.9	0.9
Equity swap agreements	Level 2	(2.3)	(2.3)	1.5	1.5
Forward foreign currency contracts	Level 2	(13.2)	(13.2)	(2.1)	(2.1)
Contingent consideration arising on business combinations	Level 3	(12.0)	(12.0)	(11.0)	(11.0)
Derivatives assets (liabilities) designated in a hedge relationship
Foreign currency swap agreements	Level 2	13.3	13.3	10.6	10.6
Forward foreign currency contracts	Level 2	(26.8)	(26.8)	(8.7)	(8.7)
Interest rate swap agreements	Level 2	—	—	0.1	0.1
Financial assets (liabilities) classified as amortized cost
Accounts receivable(2)	Level 2	512.5	512.5	416.0	416.0
Investment in finance leases	Level 2	95.3	103.5	93.8	101.4
Advances to a portfolio investment	Level 2	32.6	32.6	38.1	38.4
Other assets(3)	Level 2	26.6	26.6	30.8	30.8
Accounts payable and accrued liabilities(4)	Level 2	(805.5)	(805.5)	(588.2)	(588.2)
Total long-term debt(5)	Level 2	(1,350.5)	(1,383.6)	(1,262.9)	(1,322.8)
Other non-current liabilities(6)	Level 2	(162.1)	(174.3)	(156.5)	(177.4)
Financial assets carried at FVTOCI(7)
Equity investments	Level 3	3.3	3.3	1.5	1.5
		$(1,292.9)	$(1,330.0)	$(792.8)	$(865.7)
(1) FVTPL: Fair value through profit and loss.
(2) Includes trade receivables, accrued receivables and certain other receivables.
(3) Includes non-current receivables and certain other non-current assets.
(4) Includes trade accounts payable, accrued liabilities, interest payable, certain payroll-related liabilities and current royalty obligations.
(5) The carrying value excludes transaction costs.
(6) Includes non-current royalty obligations and other non-current liabilities.
(7) FVTOCI: Fair value through other comprehensive income.

Change in level 3 financial instruments are as follows:

Nine months ended December 31	2018
Balance, beginning of period	$(9.5)
Total realized and unrealized losses:
Included in income	(1.0)
Issued and settled	1.8
Balance, end of period	$(8.7)

CAE Third Quarter Report 2019 I 45

Notes to the Consolidated Interim Financial Statements

NOTE 11 – RELATED PARTY TRANSACTIONS
The following table presents the Company’s outstanding balances with its joint ventures:

	December 31	March 31
	2018	2018
		Restated
Accounts receivable	$39.6	$38.0
Contract assets	21.2	15.9
Other assets	20.3	25.4
Accounts payable and accrued liabilities	2.0	7.2
Contract liabilities	36.6	6.4

The following table presents the Company’s transactions with its joint ventures:

	Three months ended December 31		Nine months ended December 31
Three months ended June 30	2018	2017	2018	2017
		Restated		Restated
Revenue	$21.4	$34.7	$44.1	$63.6
Purchases	0.6	0.5	1.8	2.8
Other income	0.4	0.4	1.1	1.2

NOTE 12 – EVENT AFTER THE REPORTING PERIOD
On January 30, 2019, the Company acquired Avianca’s 50% participation in the recently formed training joint venture, including Avianca’s training assets, as part of an exclusive 15-year training outsourcing agreement.

46 I CAE Third Quarter Report 2019